

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 1-A/A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Wealthpoint Equity Ventures Group, LLC
(Exact name of issuer as specified in its charter)

California
(State or other jurisdiction of incorporation or organization)

1560-1 Newbury Rd. #514
Newbury Park, CA 91324
818-428-1300 telephone
818-337-2018 fax

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

All correspondence:
LAW OFFICE OF JILLIAN SIDOTI
34721 Myrtle Court
Winchester, CA 92596
(323) 799-1342
FAX: (888) 316-7320


Received SEC
SEP 21 2010
Washington, DC 20549

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6513	27-2990302
(Primary standard Industrial Number) Classification Code Number)	(I.R.S. Employer Identification

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I — NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) Robert Kepe and Desi Kepe, through the parent Corporation, Wealthpoint Equity Ventures Group, Inc, will be the sole managers and directors of the Company. The business address for the Company shall be 1560-1 Newbury Park, CA 91324

(b) the issuer's general partners; Not Applicable

(c) Robert Kepe has been issued 25% of the Company's common interest or units in consideration of services to be rendered.

(d) Desi Kepe has been issued 25% of the Company's common interest or units in consideration for management services to be rendered.
(e) promoters of the issuer; Robert Kepe and Desi Kepe The business address for the Company shall be 1560-1 Newbury Rd. #514, Newbury Park, CA 91324

(f) Not applicable

(g) affiliates of the issuer;

Mzk Properties, Inc, owned and operated by Robert and Desi Kepe. 1560-1 Newbury Rd. #514, Newbury Park, CA 91324

(h) counsel to the issuer with respect to the proposed offering;

This Offer was written by Jillian Ivey Sidoti, counsel for the issuer. The Law Office of Jillian Ivey Sidoti is located at 34721 Myrtle Court, Winchester, CA 92596. Counsel for Wealthpoint Equity Ventures Group, LLC. has not acted on behalf of the prospective investors or conducted a review or investigation in their behalf with respect to this Offering. Subscribers are urged to consult with independent market, legal and accounting professionals to the extent deemed necessary to evaluate the risks and merits of investing in this

(i) each underwriter with respect to the proposed offering;

Offering. This offering is self-underwritten, which means that it does not involve the participation of an underwriter or broker, and as a result, no broker for the sale of our securities will be used. In the event a broker-dealer is retained by us to participate in the offering, we must file a post-effective amendment to the registration statement to disclose the arrangements with the broker-dealer, and that the broker-dealer will be acting as an underwriter and will be so named in the prospectus. Additionally, the FINRA'S corporate finance department must issue a "no objection" position on the terms of the underwriting compensation before the broker-dealer may participate in the offering.

(j) the underwriter's directors; Not applicable

(k) the underwriter's officers; Not applicable

(l) the underwriter's general partners; Not applicabable

(m) counsel to the underwriter. Not applicable

ITEM 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262
(b) Not Applicable.

ITEM 3. Affiliate Sales

This offer does not involve the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) These securities will not be offered by underwriters, dealers or salespersons.

(b) These securities shall be offered in the state of California and Virginia. The Directors of the Company shall file this Form 1-A as well as any other required forms in accordance with state laws as well as all required advertising materials.

The manager plans on advertising the sale of these securities using billboards, newspaper articles, postcards, flyers, direct mail campaigns, radio and television advertisements. We will only use advertising that is in complete compliance with Regulation A and any other applicable laws. Advertising will not commence unless it is a) in compliance with Rule 254 or b) this Offering has been qualified by the S.E.C and the appropriate state securities commission.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

The Issuer has issued the following units in the last year:

Wealthpoint Equity Ventures Group, LLC common unit interest to the individual Managers of Wealthpoint Equity Ventures Group, Inc. issued the following interests:

Desi Kepe – 25% common interest units Wealthpoint Equity Ventures Group, LLC
Robert Kepe – 25% common interest units in Wealthpoint Equity Ventures Group, LLC

Wealthpoint Equity Ventures Group, LLC, LLC Management Series – 50% common interest units

Since Mr. Robert Kepe and Mr. Desi Kepe were issued these securities in consideration for services rendered as opposed for cash contributions, Mr. Kepe and Mr. Kepe will not receive any cash distributions until the Subscribers under this Offering receive the preferred return herein described. The Company's Operating Agreement (attached as an exhibit) further describes the preferred return.

The issuer is relying on Regulation A of the Securities Act of 1933, aka The Conditional Small Issues Exemption. The issuer qualifies for such exemption as the issuer of the securities:

1. is an entity organized under the laws of the United States or Canada, or any State, Province, Territory or possession thereof, or the District of Columbia, with its principal place of business in the United States or Canada;
2. is not subject to section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") immediately before the offering;
3. is not a development stage company that either has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies;
4. is not an investment company registered or required to be registered under the Investment Company Act of 1940 ;
5. is not issuing fractional undivided interests in oil or gas rights as defined in Rule 300 or a similar interest in other mineral rights; and
6. is not disqualified because of Rule 262; and
7. The sum of all cash and other consideration to be received for the securities ("aggregate offering price ") will not exceed $5,000,000. This offering does not include any affiliate resales.

ITEM 6. Other Present or Proposed Offerings

Neither the issuer nor any of its affiliates are currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. In accordance to Section 3.11 of the Company's Operating Agreement, the Manager has agreed to not raise funds for any competing funds until all securities under this Offering are sold.

ITEM 7. Marketing Arrangements

(a) These units will become eligible for sale six months from their date of initial issuance, but only in accordance to the Company's Operating Agreement and subject to the limitations of Rule 144. We cannot predict the effect, if any, that offers or sales of these units would have on the market price. Nevertheless, sales of significant amounts of restricted securities could adversely affect the fair market price of the units, as well as impair our ability to raise capital through the issuance of additional equity.

(b) Under Rule 144, a person who is not an affiliate and has not been an affiliate for at least three months prior to the sale and who has beneficially owned units for at least six months may resell their units without compliance with the foregoing requirements. In meeting the one-and two-year holding periods described above, a holder of units can include the holding periods of a prior owner who was not an affiliate. The holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the units from the issuer or an affiliate.

(c) There is presently no agreement by any holder, including our "affiliates", of "restricted" units not to sell their units. Despite this, since returns on their respective interests provide the majority of compensation for services to be rendered for managing and directing the Company, the Manager, Mr. Kepe and Mr. Kepe, have no intention of selling their units. Mr. Kepe and Mr. Kepe will also be subject to the restrictions under Sections 12, 13, and 14 of the Company's Operating Agreement.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement
No expert named in this offering statement was employed on a contingent basis. In exchange for services rendered for this Form 1-A, the Law Office of Jillian Sidoti was paid $15,000.

ITEM 9. Use of a Solicitation of Interest Document
The issuer has not provided prospective purchasers any written documents and broadcasts to determine whether there is any interest in this securities offering. In the event that they do issue such documents, the issuer will provide such documents and broadcasts to the Commission in accordance with Rule 254. The issuer did not solicit or accept any money or other consideration from any prospective investor. The issuer will not make any sales until this offering statement has been qualified.

PART II — OFFERING CIRCULAR

COVER PAGE

Wealthpoint Equity Ventures Group, LLC.

Type of securities offered: **Preferred LLC Units**
Maximum number of securities offered: **500**
Minimum number of securities offered: **1**
Price per security: **$10,000**
Total proceeds: If maximum sold: **$5,000,000** If minimum sold: **$10,000**

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No
If yes, what percent is commission of price to public? **N/A**
Is there other compensation to selling agent(s)? [ ] Yes [X] No
Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)
Is there an escrow of proceeds until minimum is obtained? [X] Yes [ ] No (See Question No. 26)
Is this offering limited to members of a special group, such as employees of the Company or individuals?
[ ] Yes [X] No (See Question No. 25)
Is transfer of the securities restricted? [X] Yes [ ] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANYSECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:
[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[X] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering may be registered for offer and sale in the following states:
California
Virginia

TABLE OF CONTENTS

EXHIBIT A – OPERATING AGREEMENT

EXHIBIT B – CERTIFICATE OF FORMATION

EXHIBIT C – SUBSCRIPTION AGREEMENT

EXHIBIT D - OPINION RE: LEGALITY

EXHIBIT E – SALES MATERIAL

EXHIBIT F – EIN CONFIRMATION

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 108 pages.

THE COMPANY

1. Wealthpoint Equity Ventures Group, LLC.
A California Corporation

1560-1 Newbury Rd. #514
Newbury Park, CA 91324
818-428-1300 telephone
818-337-2018 fax
CONTACT: Robert Kepe

RISK FACTORS

2. An investment in the Company involves the risk of a loss of the capital. Potential investors are to carefully consider each of the following factors, and to discuss them with their advisors, including attorneys, accountants, and investment advisors.

(1) No market exists for Units

There is a risk that no market for the units exists and as a result, the investment in the Company is illiquid in the event the Member desires to liquidate their interest. If a Member attempts to sell their Units, prior to the dissolution of the Company, there is no certainty that the Unit can be sold for full market value or that the Unit may be sold at any price.

(2) Blind pool

Neither the Officers nor the Company have identified any specific Property to acquire with funds from this Offering. At some future time the Company may have information about a Property it may acquire. All of this information will be available to Members upon request. Desi Kepe and Robert Kepe, have significant prior experience in real estate development projects and will endeavor to obtain and verify all material facts regarding the interest in the Property to be acquired by the Company. Nevertheless, it is possible that the Officers or the Company will not discover certain material facts, because information presented by the current Property owners may be prepared in an incomplete or misleading fashion, and the due diligence efforts may fail to uncover such problems. Moreover, the success of the Company's investment in a particular Property depends upon the Officers' ability to purchase, to manage, to refinance, to redevelop, or to dispose of the Property acquired. See **EXHIBIT A,** which is incorporated as part of this Regulation A offering which contains the business plan of the Company.

At the present time, the Company has not gathered any of the due diligence documents related to any Property that may be acquired by the Company. All of this information is commonly requested by investors in deciding to make an investment. Only individuals who feel comfortable with making an investment in the Company without such crucial information should consider becoming Investors in the Company.

(3) Company intends to use leverage

The Company's objectives include the use of trust deeds or mortgages in the acquisition and operation of a Property it purchases. The Company intends that the amount of leverage used in the acquisition of any property will not exceed eighty five Percent (85%) of the market value of the Property.

The Company's use of leverage increases the risk of an investment in the Units, as it is possible that the rental income from the Property, in any month, will be inadequate to make the monthly debt service required on the loan. A result of the Company being unable to make the required financing payments could be that the lender on the Property would foreclosure on the Property and some or all of the Company's investment in the Property will be lost.

There is also the risk that at the time of the sale of the Property, the sales proceeds will not be greater than the amount needed to pay off the total remaining balance of the financing and, as a result, some or all of the Company's investment in the Property will be lost.

(4) Inadequate Financial Projections

Information provided in this Offering is intended to provide a prospective investor with sufficient facts concerning the proposed investment to make an informed decision as to whether the investor should invest in the Company. Projections of income and expenses incurred in connection with the operations of the Property and projections of the results of disposition of the land are based on existing facts but are not intended to be guarantees or warranties to the investor

(5) Financial Projections Require Caution

If any financial projections are provided by Management, they are for discussion purposes only and based on an analysis performed by Wealthpoint. Although Management believes that the analysis and underlying assumptions contained in any financial projections are well founded, there can be no assurances that the analysis or the financial projections are accurate. Additionally, if the assumptions and conclusions contained in financial projections are incorrect or mistaken for any reason, then the ability of Wealthpoint to realize its projections or to achieve profitable operations will be adversely affected. Subscribers are urged to consider that any financial projections were prepared by Management assuming a most-likely case scenario in the marketplace for Wealthpoint and the completion of this Offering. Projections are not guarantees of future financial performance, nor should they be understood as such by subscribers. Subscribers should be aware of the inherent inaccuracies of forecasting. Accordingly, subscribers may wish to consult independent market professionals about Wealthpoint's future performance.

(6) Regional, state and local economic conditions

The result of the performance of a Property is likely to be dependent upon the condition of the economy in the parts of the world in which the Property operates and the specific state and local in which the Property is located. In addition, there is a risk, that at the time of the projected sale of the Property, the market place may be different than projected.

(7) Risks related to owning Property

Factors which might affect the Company when it owns investment or equity in Property might include, but are not limited to any or all of the following; changing industry regulations, adverse use of adjacent or neighboring real estate by its owners, changes in the demand for or supply of competing Properties, local economic factors which could result in the reduction of the fair market value of a Property, uninsured losses, significant unforeseen changes in general or local economic conditions, inability of the Company to obtain the services of appropriate consultants at the proposed cost, changes in legal requirements for any needed permits, licenses, or other legal documents in order to do business, changes in federal or state regulations applicable to the business and affairs of the individual Property, failure of a lender to approve a loan on terms and conditions acceptable to the Company, lack of adequate availability of liability insurance or all-risk or other types of required insurance at a commercially-reasonable price, shortages or reductions in available energy, acts of God or other calamities.

(8) Property operations as rental units

The Officers have not included financial projections as to the operations of the individual properties as rental properties because of the speculative nature of that possible result.

(9) The Maximum Proceeds may not be raised

There is a risk that the Manager may not be able to raise the maximum offering proceeds of Five Million Dollars ($5,000,000).

(10) Risk of not receiving any profits from the individual Properties

It is possible that the Company may not make a Profit on any Property acquired. If the Company does not make a Profit the return to the Members will be less than anticipated.

Risk Factors Involving Income Taxes

(11) Risk of audit of Member's returns

There is a risk that an audit of the Company's records could trigger an audit of the individual Member's tax records.

(12) Risk that Federal or State income tax laws will change

There is a risk associated with the possibility that the Federal or State income tax laws may change affecting the projected results of an investment in the Company.

Risk Factors Related to the Company

(13) Lack of capital

There is a risk that the amount of capital to be raised by the company will be insufficient to meet the investment objectives of the Company. If there is a shortage of capital, the Management will use its best efforts to obtain funds from a third party. Obtaining funds from a third party may require an increase in the amount of financing the Company will be obligated to repay. In addition, there is no certainty that funds from a third party will available at a reasonable cost, if available at all.

(14) Lack of Loans from the Management

In the event of a lack of capital and the unavailability of third party borrowing, there is no certainty that either the Management or any of the Investors will consent to make a loan to the Company.

(15) The Management is now or may in the future be the Officers or Directors of other Companies

In addition to being the Management of the Company, Management is currently the Management of other companies and may become Officer or Directors of companies to be formed. As such, the Management may have made or will have to make commitments to other companies that preclude the Management from being able to devote its entire time or entire financial assets to the business of the Company.

The Management will not commence fundraising in a competing fund until the sale of the Units herein described.

(16) Lack of control by Members

The Members will have little or no control over the Company's day to day operations, and will be able to vote only on specified major decisions. If the Members are unhappy with the progress of the Manager, the Members can terminate the services of the Manager, but this will require a seventy five Percent (75%) vote.

Desi Kepe and Robert Kepe, via the manager Wealthpoint Equity Ventures Group, Inc., have significant control over member matters, which will restrict the ability of minority Members to influence Company activities. The Managers hold 50% of the units as of the date of this Offering which gives them voting control over all matters submitted to a vote of Members, including the election of the Manager, amendments to our certificate of organization, Operating Agreement, and approval of significant corporate transactions. This consolidation of voting power could also have the effect of delaying, deterring or preventing a change in control of Wealthpoint Equity Ventures Group, LLC that might be beneficial to other Members.

BUSINESS AND PROPERTIES

3. *History of the Company and Management*

(a) Desi Kepe and Robert Kepe, who are brothers, have experience in the real estate industry, specifically in rehabbing and flipping properties in the Los Angeles and Ventura areas of Southern California.

(b)Wealthpoint Equity Ventures Group, LLC. is a California LLC focused on profiting from the natural volatility of the California real estate market. Currently, we are actively purchasing Southern California residential investment properties primarily located in Los Angeles and Ventura Counties at a below market value and in distress situations for quick turn or long term hold for passive income with potential for appreciation. We originate carry back financing for qualified buyers of our single family properties in the form of either lease option or option contract or trust deed. If a secondary market exists, we will also attempt to sell portions of our carry back financing to recapitalize the firm and to assist in growing our portfolio. We do intend to leverage our assets to increase over all yields.

4. *Financial Statements of the Company*

The Company is newly formed and does not have an audited financial statement. The Management will obtain a reviewed financial statement on the Company at the end of every fiscal year and will distribute it to the Members. A reviewed financial statement is provided herein.

Management

5. *Management of the Company*

All business and affairs of the Company shall be managed by the Management. The Management shall direct, manage, and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Management shall deem to be reasonably required to accomplish the business and objectives of the Company. The rights and duties of the Management are described in the Operating Agreement.

6. *Communications with Members*

The Management intends to furnish Members with ongoing financial information about the performance of the Company and to use electronic mail (e-mail) as the primary method of communication. Each member must have an e-mail account or must agree to establish an e-mail account

The Company holds no real Suitability Standards in determining if investment in the securities offered in this Offering Statement are right for any particular investor.

Although the Company will require every investor to provide a subscription agreement to the Officers of the Company prior to their investment being accepted, the Company does not have any suitability standards for investors. The Company does reserve the right to reject subscription agreements if they feel that the individual investor may not be able to bear the risk of the investment. However, it is the sole responsibility of the individual investor to determine if they are able to bear the risks associated with purchasing the securities herein.

7. Overview

Wealthpoint Equity Ventures Group, LLC. is an investment, management, and real estate development firm committed to strategically positioning itself within the opportunities of California's natural and volatile Residential Real Estate Market. We specialize in Los Angeles and Ventura Counties bringing years of experience in real estate acquisition, disposition, and management.

Our strategy is a two step approach in which it is designed to work congruently by promoting consistent and stable returns through the creation and management of a residential income property portfolio and invest a high velocity of capital multiple times per year for attractive yields. Part one is to utilize a portion of capital to create a residential income property portfolio intended to not only provide gains but in addition to provide a strong foundation of income to support the company for the years to come. In Part two, we intend to purchase, vacate, rehabilitate market; plus, resell properties for profit within a 3-4 months investment cycle per property. This process will give Wealthpoint the ability to replicate these cycles multiple times per year maximizing returns.

With an estimated of 8 million or more properties in some stage of foreclosure by 2012, Wealthpoint is prepared to take advantage of the upcoming opportunities. We believe we have 36-48 months left to capitalize on this residential real estate market with this type of volume and strategy. We are prepared to maximize profits through the utilization of our expert management, systems, and network of other professionals.

We are very conscious of the volatility of the California Real Estate Market. Government intervention has stabilized our marketplace by keeping interest rates and inventory artificially low and promoting consumer demand through incentives. Just as we may benefit from intervention, we may also stand to lose if policies change. Therefore, management has a commitment to stay informed and stay ahead of any adverse changes that may affect the profitability of Wealthpoint. Management also maintains a vigilant watch on local market trends to help minimize the effects of any sudden changes to real estate values.

Wealthpoint Equity Ventures Group, LLC. is managed by Wealthpoint Equity Ventures Group, Inc. Wealthpoint Equity Ventures Group, Inc. is a Delaware corporation that has been operating in good standing within the state of California since 2009. The Management team has been successful at purchasing properties in the Los Angeles County trustee sales, bank owned properties, and short sales since 2006. The members of the team also have experience consistently managing other companies to 40 percent or greater returns on investments per annum.

8. Specific Properties

- No specific properties for which investors funds shall be used have been identified by the Company. In the event that a specific property is identified, the Company shall file the appropriate post-effective amendment.
- No material portions of the minimum net proceeds are committed to specific properties.

9. Opportunity

The desire of EquityPoint is to make available big time commercial real estate investments to the small investor. These are investments that, until now, were available only to the ultra affluent. The only option the small investor had was to be a landlord or those late night get rich quick schemes that do not work. Landlording involved dealing with the day to day problems of property management and maintenance, plus bookkeeping, accounting and legal considerations. EquityPoint has the necessary knowledge and experience to remove those responsibilities and problems associated with managing real estate to make investing in it enjoyable and hassle free.

10. Marketing Strategy

Prior to implementing any marketing plan, the Officers will research and compare rentals in the immediate area. In order to be successful in quickly renting the units out, our homes must be priced below local prices in terms of total rent and utilities.

Once determining price points, we invest in advertising in local newspapers and websites such as the local weekly, PennySaver, the local MLS, and Craigslist. We will strive to keep these marketing costs low to assist in total cash on cash return.

11. Income Tax Reporting

We provide yearly payments and completed 1099-DIV forms for annual income-tax reporting. All assets are held in a specified corporate structure. To implement, we enlist a well-researched and qualified team of attorneys, certified property inspectors, brokers, property managers, appraisers and leasing agents.

12. Rehab Strategy

The Managers have had experience in rehabbing distressed properties for resale, specifically single family homes. The Management will work towards rehabbing properties within 30 days of acquisition and then immediately sell or rent the property so long as condition permit. There are, of course, certain matters (such evictions) that may prevent the Officers from meeting these timelines. The manager will be sure to manage risks such as these accordingly.

The Manager anticipates that it will only acquire properties that require less than $50,000 in needed rehab so that the property is rentable or sellable.

13. Disposition Strategy

The Management may elect to "buy and hold" or "flip" any property depending on certain criteria. In the event that the Management determines the property not only has potential for appreciation with a hold strategy, but also positive cash flow potential from rentals, they will elect to hold the property for three to ten years while managing the rental income.

It may best serve the Company if the Management were to purchase a property, quickly rehab that property, and then immediately resell that property. In this instance, the Management will use the funds from a sale to reinvest in the Company or pay back its security holders. In this situation, the Management's will look for a return on investment of at least 15%.

14. Debt Strategies

The strategy for debt will vary from property to property depending upon many different factors. The leveraged amount of debt for each acquisition will vary but typically we will look for the following,

3-10 yr term in which the payments would cover the interest on the loan without any additional payments.

25-30 yr amortization period in which regular payments of principal are sufficient to fully pay off the loan by the maturity date, without additional payments.

80% leveraged loan to acquisition price - Non-recourse (up to maximum of 85% LTV)

Current Business Position

The Management intends to acquire below market value single family and multi-family residential Properties throughout southern California, specifically in Los Angeles and Venture counties for both hold for long term growth and cash flow value from rental income. The Company shall develop such property and derive rents from such Properties.

For acquisition, Company shall acquire single family and multi-family residential properties within the state of California. Company may elect to acquire single family and multi-family properties outside of the state of California, but will most likely remain within the state of California. Such acquired properties shall not be encumbered by loans more than 85% of the fair market value of the property as deemed appraised by the Company's in house appraiser.

15. Primary Competitors

Wealthpoint is aware of the need to evaluate its competitors. To this end, the Company has located the following main competitors.


CLEARWATER

Through our equity and debt offerings, Clearwater acquires everything from raw land to institutional grade commercial real estate across the United States and structures its offerings to afford accredited investors participation in investments proven to maximize returns while managing risk. Clearwater is committed to providing lasting value to its investors and seeks to create a partnership of trust through each investment instead of merely providing a simple investment solution. Clearwater's intent is to align its interests with its investors by frequently maintaining a fractional interest thereby sharing in the investment and demonstrating its confidence in its offerings.


EAGLE
Real·Estate·Group

Our company is dedicated to acquiring and developing multifamily properties in targeted metropolitan markets throughout the United States that present value-added opportunities through entitlement and ground-up construction, rehabilitation, aggressive management, and/or innovative financing structures. By leveraging tax exempt bond-financing to rehabilitate older properties, we also create mixed income communities where low-income families live in the same community with people who can afford market rates. Our ultimate product goal is to make available high quality, safe work-force housing.


REVEN
CAPITAL

Reven Capital is looking to capitalize on distressed real estate opportunities for different asset classes at different times in a cycle. We seek to deliver attractive risk adjusted returns to our investors with the preservation of capital as our first objective. We believe partnering with the right expert in their field in each venture is a critical component to our success. That is why we focus our strategy on sponsoring funds with our partners. The formation of these co-sponsored funds creates a unique niche strategy that provides a vertically integrated investment platform where investors get the expertise of both fund management and our partner's asset management. Our interests are aligned and each partner co-invests with Reven Capital and its investors in each fund.


THE
MATTESON
COMPANIES

The Matteson Companies are a group of affiliated entities engaged in real estate investment, development and management, headquartered on the San Francisco Peninsula with operations in diverse western United States markets. The history of the Matteson Companies began in 1964 when Duncan L. Matteson started acquiring, developing, and managing Bay Area real estate. Since then, the companies have developed a full-service operating platform to provide private and institutional investors with exceptional service and investment performance. The companies' capabilities include land acquisition, entitlement, development, property acquisitions, value-added asset management, and high quality property management. With a regional asset and property management team, The Matteson Companies manage an extensive portfolio of properties throughout the West.

16. Market

The Company plans to investigate and pursue emerging market opportunities for equitable real estate ventures throughout southern California.

Emerging markets can be labeled as new growth markets or correcting markets from a previous cycle down turn. There are several variables that are used to identify these markets from historic growth patterns as well as future projections that are weighed in the ultimate decision process. The demographic variables are just one component is this complex evaluation process and are used in conjuncture with a myriad of other instruments in measuring whether a market is truly emerging.

In recent years, the foreclosure crisis has added to the demand for lower cost housing such as multi-family housing units. 1.7 million Foreclosures occurred throughout the U.S. in the first eights months of 2007. Foreclosures this year are expected to put two million families out of their homes. These families will likely seek residence in less expensive homes such as rental units. Also, the children of baby boomers, the so called echo boomer generation, are now heading out on their own and need a place to live along with the influx of immigrants to this country.

17. Market Growth

Notwithstanding the impact of foreclosure remains the immanent growth of the rental property market in the U.S. According to Business Analyst Online, housing rental units will expand from 36.8 million to 39.1 million in the U.S. from 2007 to 2012.

18. Customer Profile

The Company has designated the following as its main target market:

Age range: The Company will target individuals ages 18 to 34 throughout the U.S. This market segment comprises approximately 22% of the U.S. population, according to U.S. Census Bureau.

Income: Per capita income in the U.S. is $27,916, according to U.S. Census Bureau. The Company will target individuals who earn $35,000 and less annually.

19. Marketing Strategy

Wealthpoint recognizes the importance of operating with a marketing strategy that will effectively saturate the market it intends to reach. It has therefore outlined a promotional plan that includes Internet advertising, print media ads, banner advertising, and flyers. Its regional campaign will be outlined to effectively bolster brand awareness and draw in new tenants. The Company will also remain cognizant of the shifting market changes within the real estate market and will adjust its advertising campaign as needed to more effectively increase awareness with prospective clientele.

20. Competitive Advantage

Wealthpoint intends to build upon its inherent strengths in order to establish itself as a leader in the local real estate industry. The Company will capitalize upon its competitor's weaknesses by highlighting the following strengths.

- Exceptional service to tenants
- Solid and secure returns for investors
- Focus on establishing key relationships
- Simple business transactions and interactions for all clientele
- Company always closes on time and meets deadlines
- Talented, experienced, and highly trained management team
- Widespread marketing tactics will reach a large segment of clientele

21. Promotional Plan

Wealthpoint has chosen the following direct and indirect advertising channels to promote its services:

To Reach Tenants:
The Company will implement simple and cost effective methods to enhance brand awareness. These tactics are outlined in greater detail below:

- Wealthpoint will pay close attention to the development of its website. The site will clearly outline available services, and all necessary contact information.
- The Company will place large banner signs on the outside of its acquired properties. This will attract traffic and has the potential to draw in an expanded segment of customers.
- The Company will develop full color flyers with all needed Company information. These will be

distributed to prospective tenants and will serve as a continuous marketing tool.

- The Company will advertise with the major newspapers in the city in which Wealthpoint is acquiring properties.

22. Operations

Wealthpoint is required to comply with various rules and regulations among a number of local, state, and federal agencies. These include local regulations and city codes, employment, corporate, tax and securities law, and consumer products regulations.

23. Policy with Respect to Certain Activities

(a) To issue senior securities.

Registrant does not anticipate issuing any new senior debt after our filing is made effective. 1In the unlikely event senior debt must be issued in the best interests of the company. Officers and Directors anticipate following the same policy.

(b) To borrow money.

Registrant does propose borrowing money to leverage properties to maximize yields and to stay liquid for future investments. Over the past three years we have borrowed money on 25% of properties purchased for resale from hard money lenders or private individuals. Officers and Directors will continue to obtain financing without a vote of senior security holders.

(c) To make loans to other persons.

Registrant does propose to make loans to other people only when sufficient collateral is being offered by borrower. We do not intend for this practice to make up more than 10% of our normal course of business. During the past three years we have not engaged in this activity.

(d) To invest in the securities of other issuers for the purpose of exercising control.

Registrant does not propose to engage in this particular activity.

(e) To underwrite securities of other issuers.

Registrant does not propose to engage in this particular activity.

(f) To engage in the purchase and sale (or turnover) of investments.

Registrant proposes to purchase and sell Residential Properties for income. It has been the core business model for Registrant over the last three years.

(g) To offer securities in exchange for property.

Registrant does not propose to engage in this particular activity.

(h) To repurchase or otherwise reacquire its shares or other securities.

Registrant does not propose to engage in this particular activity.

(i) To make annual or other reports to security holders, indicating the nature and scope of such reports and whether they will contain financial statements certified by independent public accountants. Registrant does propose to make annual or other reports to security holders. The nature and scope of each report will include a current profit and loss statement and Balance sheet. Registrant does not propose they will contain financial statements certified by independent public accountants. Registrant has not provided financial statements to security holders over the last three years.

24. Investment Policies of Registrant.

(a) *Investments in real estate or interests in real estate.*

- Registrant will acquire Real estate in the State of California. Policy may be changed by the directors without a vote of security holders
- The types of real estate and interests in real estate in which the registrant may invest shall be indicated; for example, office buildings, apartment buildings, shopping centers, industrial and commercial properties, special purpose buildings and undeveloped acreage.
- Registrant does propose to invest in residential type properties in the form of Single Family Residences or Multi-Family properties of 5-49 units. Registrant does propose to take interests in real property as a member in a LLC, Joint Venture, Sole Ownership, Revocable Trust, Partnerships and tenants in common. Policy may be changed by the directors without a vote of security holders.
- Registrant's proposed method of operating real estate shall be managed by Registrant or by professional property management companies or by licensed Real Estate Brokers.
- Repairs and will be performed by licensed and insured contractors managed by Registrant, by professional property management companies or by licensed Real Estate Brokers.
- Financing for properties will be non-recourse or with Director's personal Guarantee, leveraged at no more than 90% loan to value. Registrant may obtain as many loans as necessary to meet credit demands per property so long as the loan to value does not exceed 90%.
- Policy may be changed by the directors without a vote of security holders.
- It is the registrant's policy to acquire assets primarily for income.
- It is the registrant's policy not to be invested more 90% of any specific properties current value.
- The registrant does not intend to invest in mortgages

(b)We applied accounting principles generally accepted in the U.S., or U.S. GAAP. Our financial statements, not our accounting systems, are prepared under the accrual basis of accounting, which is required by U.S. GAAP. Our fiscal year end is December 3, 2010.

(c) Wealthpoint carries insurance for business liability, property, and worker's compensation.

25. Management, Organization and Ownership

(a) Desi Kepe – CEO of Manager

Shortly after beginning his college education Desi Kepe was offered an opportunity to franchise restaurants in the San Fernando Valley. Following his entrepreneurial drive, Desi managed and operated restaurants from 1996-2002 and, at the young age of 21, was one of the top producing franchisees in the history of the company. During his tenure as restaurant owner, Mr. Kepe began his real estate related career purchasing various properties for rehab and sale. After the sale of the restaurants, Mr. Kepe pursued real estate investing, development and sales full time by joining Pinnacle Estate Properties, Inc. Additionally consulting for other firms attempting to do the same business.

At Pinnacle Estate Properties, Inc. earned his real estate broker's license. In a very short time Mr. Kepe became a multi-million dollar producer through his passion and knowledge for the business. Mr. Kepe has received various awards from the owners of Pinnacle Estate Properties from "Rookie of the Year" for his first year at the company, monthly awards for his outstanding production levels, and write ups in the Daily News real estate section.

(b) Robert Kepe – CFO of Manager

Robert Kepe began his entrepreneurial career by using OPM to open up his first restaurant, at the age of 18, as the youngest franchisee in the brand's history, and managed the business to become one of the top grossing stores in the franchise. Robert went on to open other locations and procured the development rights to his key market region.

In the seven years while he owned the restaurants, Mr. kepe also began his Real Estate investing career. Since then, Robert has been at the top positions of several real estate investment firms he has principled and has enjoyed the following titles of professions: CEO, CFO, treasurer, director, custom home builder, property retailer, property wholesaler, property manager and entrepreneur. Robert Kepe brings more than 10 years experience in creative and conventional real estate acquisition, management, and disposition.

26. Narrative Summary of Sponsors Prior Performance

MZK Properties, Inc. was established in 2007 and participated in single family residential housing investments. These were all non public, private transactions with no money raised other than that of the sponsors. In the most recent three year period nine properties located in Southern California were purchased at a cost of $3,598,390 including improvements. In this three year period all properties were resold for $4,253,000. While these investments represent similar objectives as the Registrant no funds were used by outside investors. Major adverse business developments included properties not selling or renting as quickly as expected.

Wealthpoint Equity Ventures Group, Inc. was established in 2009 and participated in single family residential housing investments. In the most recent three year period 27 properties located in Southern California were purchased at a cost of $8,786,711including improvements. Seven Properties of the twenty seven were accounted for within Partnership investments where Wealthpoint Equity Ventures Group, Inc. had 100% interest and control. Accounting for all properties has been combined to accurately disclose past performance. In this three year period 24 properties were resold for $8,629,220. These were non public, private transactions with the only money raised other than that of the sponsors was four private investor loans totaling $1,815,000.00. Major adverse business developments included properties not selling as quickly as expected and other improvements required to properties than originally anticipated.

OFFERING PRICE FACTORS

27. There is no established public market for the units of preferred interest being registered. As a result, the offering price and other terms and conditions relative to our units have been arbitrarily determined by us and do not necessarily bear any relationship to assets, earnings, book value or any other objective criteria of value. In addition, no investment banker, appraiser or other independent, third party has been consulted concerning the offering price for the units or the fairness of the price used for the units.

DILUTION

28. The net tangible book value of the Units offered hereby will be substantially diluted below the offering price paid by investors. Wealthpoint Equity Ventures Group, LLC not authorized to sell any additional Preferred Units other than those herein Offered. However, Wealthpoint Equity Ventures Group, LLC may issue another series of the class which will be subordinated to the shares herein Offered.

USE OF PROCEEDS

29. All proceeds from this Offering will be available to us once the minimum offering amount of $10,000 is met. Until we raise the minimum amount, all investor funds will be held in a non-interest bearing bank account.

(a) The following table contains information about the estimated use of the gross proceeds of this offering assuming all units are sold and the maximum proceeds of $5,000,000 are raised. Many of the figures represent our best estimate since we cannot now precisely calculate the figures.

Estimated Use of Proceeds		**MINIMUM**	**Percentage**	**MAXIMUM**	**Percentage**
Offering Expenses[1]		$16,500	33%	$16,500	..33%
Legal, Accounting Fees[2]		$10,000	20%	$10,000	.20%
Working Capital Reserve[3]		$3,500	7%	$48,500	.07%
Proceeds for Investment[4]		$20,000	40%	$4,925,000	98.5%
	Totals:	$50,000	100%	$5,000,000	100%

[1] Includes estimated offering preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering. Fees include blue sky fees (estimated at around $1,500), legal fees for preparation of this document of $15,000, and other fees such as printing and postage.

[2] On-going legal and accounting fees.

[3] The working capital reserve is for on-going operational expenses including regular bookkeeping services, office supplies, software, equipment, and office expenses.

[4] Wealthpoint plans use the proceeds for investment to acquire both single family 1-4 units as well as multi-family properties with 5 or more units, mostly within the state of California. Such acquired properties shall not be encumbered by loans more than 85% of the fair market value of the property as deemed appraised by the Company's in house appraiser.

(b) The estimated use of the gross proceeds of this Offering assumes that Wealthpoint Equity Ventures Group, LLC will generate sales of all units. All fees and costs associated with this offering will be borne by Wealthpoint Equity Ventures Group, LLC. Wealthpoint Equity Ventures Group, LLC. shall pay all such offering expenses, and all of our corporate expenses.

(c) As for our cash reserves, our Management shall set aside such amounts as it deems appropriate to meet our unexpected cash needs. Accordingly, our Management may set aside cash reserves in excess of the 2.5% reflected in the above table.

(d) Our Management will review each property if it meets our investment criteria.. As of the date of this Memorandum, our Management had not entered into any agreement or commitments to acquire any properties.

(e)Pending investment in individual properties, we may invest the proceeds of this offering in relatively safe, short-term liquid investments such as U.S. Treasury bills, notes or bonds, certificates of deposit or commercial paper.

DESCRIPTION OF SECURITIES

30. TOTAL OFFERING $5,000,000
A Conditional Small Issues Offering of 500 Preferred Units
Purchase Price $10,000 Per Unit
Minimum Purchase: $10,000 (1 Unit)

31. THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. **See "RISK FACTORS"** for information regarding Wealthpoint Equity Ventures Group, LLC lack of operating history, capital needs and other risk factors to be considered by investors prior to subscribing for Units.

32. Wealthpoint Equity Ventures Group, LLC., a California company is hereby privately offering (the "Offering") Units.

33. Wealthpoint Equity Ventures Group, LLC. is offering One Hundred (500) units at $10,000 per Preferred Unit to be sold in groups of one (1) unit (individually a "Unit" and collectively then "Units") to be sold at Ten Thousand Dollars ($10,000) per Unit (the "Minimum Purchase"). Subscribers may purchase less than the minimum at the sole discretion of the officers. The maximum capital available though this Offering is Five Million Dollars ($5,000,000). **(See "USE OF PROCEEDS.")** The Manager will attempt to manage the Company so as to distribute cash to the Members at a rate of Seven Percent (7%) or greater cumulative annual preferred return for investors who invest between $10,000.00 and $24,999.00, Eight Percent (8%) or greater cumulative annual preferred return for investors who invest between $25,000.00 and $49,999.00 and Nine Percent (9%) or greater cumulative annual preferred return plus equity for investors who invest between $50,000.00 and above.

34.Proceeds from such Units, collectively, shall be used to invest in 1-4 unit single family residential properties as well as multi-family properties with 5 or more units throughout the United States concentrating mostly in the state of California.

PLAN OF DISTRIBUTION

35. We are offering to the public 500 Units at $10,000.00 per unit, in a "direct public offering" through the Company's managers. This offering terminates in 12 months after commencement of this offering. The Company will raise a minimum subscription amount of $10,000 or will return any collected funds below the minimum to the individual investors without any accrued interest. This is our initial public offering, and no public market currently exists for our units. There is a minimum purchase amount o $10,000 per Subscriber.

36. We will sell the Units on a "direct public offering," basis through our managers, Desi Kepe and Robert Kepe, whom may be considered an underwriter as that term is defined in Section 2(a)(11). The Officers will not receive any commission in connection with the sale of Units, although we may reimburse them for expenses incurred in connection with the offer and sale of the units. Wealthpoint intends to sell the Units being registered according to the following plan of distribution:

- Units will be offered to friends, family, and business associates of the individual Officers of Wealthpoint Equity Ventures Group, LLC.;

- Units will be offered via published, acceptable advertising to the general public.

37. Robert Kepe and Desi Kepe will be relying on, and complying with, Rule 3a4-1(a)(4)(ii) of the Exchange Act as a "safe harbor" from registration as a broker-dealer in connection with the offer and sales of the Units. In order to rely on such "safe harbor" provisions provided by Rule 3a4-1(a)(4)(ii), he must be in compliance with all of the following:

- he must not be subject to a statutory disqualification;
- he must not be compensated in connection with such selling participation by payment of commissions or other payments based either directly or indirectly on such transactions;
- he must not be an associated person of a broker-dealer;
- he must primarily perform, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of Wealthpoint Equity Ventures Group, Inc. otherwise than in connection with transactions in securities; and
- he must perform substantial duties for the issuer after the close of the offering not connected with transactions in securities, and not have been associated with a broker or dealer for the preceding 12 months, and not participate in selling an offering of securities for any issuer more than once every 12 month.

38. Mr. Kepe and Mr. Kepe will comply with the guidelines enumerated in Rule 3a4-1(a)(4)(ii). Mr. Kepe, Mr. Kepe, nor any affiliates will be purchasing Units in the offering.

39. You may purchase Units by completing and manually executing a subscription agreement and delivering them with your payment in full for all units, which you wish to purchase to our offices. Your subscription shall not become effective until accepted by us and approved by our office. Acceptance will be based upon confirmation that you have purchased the units in a state providing for an exemption from registration. Our subscription process is as follows:

(a) a prospectus, with subscription agreement, is delivered by to each offeree;
(b) the subscription is completed by the offeree, and submitted by check back to Wealthpoint Equity Ventures Group, LLC. where the subscription and a copy of the check is faxed to our office for review;
(c) each subscription is reviewed by our office for Wealthpoint Equity Ventures Group, LLC. to

confirm the subscribing party completed the form, and to confirm the state of acceptance;

(d) once approved by our office, the subscription is accepted by the Officers and the funds deposited into an account labeled Wealthpoint Equity Ventures Group,LLC. ,within four (4) days of acceptance;

(e) subscriptions not accepted, are returned with the check undeposited within 24 hours of determination of non-acceptance.

40. To pay our incorporation expenses, our legal and accounting fees, and expenses related to this offering statement, we have relied on financing of $25,000 furnished by Robert Kepe and Desi Kepe.

41. Currently our only ongoing costs are legal and accounting expenses, trademark filing, and corporate compliance costs.

42. There is a risk that the Management may not be able to raise the minimum offering proceeds of Ten Thousand Dollars ($10,000). This is a minimum/maximum offering whereby the Management pledges to raise a minimum of $10,000 prior to using proceeds. Since the minimum will be satisfied after the first Unit is purchased, no funds will be escrowed.

No Public Market for Units

43. There is presently no public market for our Units.

No Broker Is Being Utilized In This Offering

44. This offering is self-underwritten, which means that it does not involve the participation of an underwriter or broker, and as a result, no broker for the sale of our securities will be used. In the event a broker-dealer is retained by us to participate in the offering, we must file a post-effective amendment to the offering statement to disclose the arrangements with the broker-dealer, and that the broker-dealer will be acting as an underwriter and will be so named in the prospectus. Additionally, FINRA's corporate finance department must issue a "no objection" position on the terms of the underwriting compensation before the broker-dealer may participate in the offering.

Wealthpoint Equity Ventures Group, Inc., and its officers, Robert Kepe and Desi Kepe, Will Be Selling Our Securities on our Behalf. They are not to be brokers for the following reasons:

(a) They are not subject to a statutory disqualification as that term is defined in Section 3(a)(39) of the Exchange Act at the time of his participation in the sale of our securities.

(b) They will not be compensated for his participation in the sale of our securities by the payment of commission or other remuneration based either directly or indirectly on transactions in securities.

They will restrict their participation to the following activities:

(c) Preparing any written communication or delivering any communication through the mails or other means that does not involve oral solicitation by him of a potential purchaser;

(d) Responding to inquiries of potential purchasers in a communication initiated by the potential purchasers, provided however, that the content of responses are limited to information contained in an offering statement filed under the Securities Act or other offering document;

(e) Performing ministerial and clerical work involved in effecting any transaction.

No Escrow of Proceeds

45. No funds will be escrowed.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

46. An investment objective of the Company is to generate distributable cash from the operation and/or disposition of Properties acquired. The Manager will attempt to manage the Company so as to distribute cash to the Members at a rate of Seven Percent (7%) or greater cumulative annual preferred return for investors who invest between $10,000.00 and $24,999.00, Eight Percent (8%) or greater cumulative annual preferred return for investors who invest between $25,000.00 and $49,999.00 and Nine Percent (9%) or greater cumulative annual preferred return plus equity for investors who invest between $50,000.00 and above. The Manager shall make quarterly cash distributions from the cash available from operations of the Company subject to retention of reasonable working capital reserves, as determined by and in the discretion of the Manager. It is anticipated that the first cash distribution will be made no earlier than December 31, 2010.

To date, the Company has made no distributions.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

47. Desi Kepe – CEO of Manager

Shortly after beginning his college education Desi Kepe was offered an opportunity to franchise restaurants in the San Fernando Valley. Following his entrepreneurial drive, Desi managed and operated restaurants from 1996-2002 and, at the young age of 21, was one of the top producing franchisees in the history of the company. During his tenure as restaurant owner, Desi began his real estate related career purchasing various properties for rehab and sale. After the sale of the restaurants, Desi pursued real estate investing, development and sales full time by joining Pinnacle Estate Properties, Inc. Additionally consulting for other firms attempting to do the same business.

At Pinnacle Estate Properties, Inc. earned his real estate broker's license. In a very short time Desi became a multi-million dollar producer through his obvious passion and knowledge for the business. Desi has received various awards from the owners of Pinnacle Estate Properties from "Rookie of the Year" for his first year at the company, monthly awards for his outstanding production levels, and write ups in the *Daily News* real estate section.

Since then, Desi and his brother Robert have struck out on their own to develop and rehab approximately 115 units at value of $28,000,000.00 worth of residential properties of which 65 units have been retained. Desi has made great strides in educating himself in all aspects of the distressed real estate business including studying probate code, title law, the foreclosure process, tenant/landlord law and property management.

48. Robert Kepe – CFO

Mr. Kepe began his entrepreneurial career by using other people's money to open up his first restaurant with his brother Desi Kepe as the youngest franchisee in the brands history at the age of 18 and managed it to become one of the top grossing stores in the franchise. Mr. Kepe went on to open other locations and procured the development rights to most of his key market. After a successful 7 year run, he sold the business to pursue his true passion of Real Estate. During his years of owning the restaurants, Mr. Kepe began his real estate investing career that has lead him to the acquisition of over $28,000,000.00 of residential income property within Ventura and Los Angeles County. Mr. Kepe has retained and continues to manage 65 units out of 115. Mr. Kepe has been at the top positions of several real estate investment firms he has principled and has enjoyed the following titles of professions: CEO, CFO, Treasurer, Director, Custom Home Builder, property retailer, property wholesaler, property manager and entrepreneur. Mr. Kepe is currently CFO and President of several companies, a CCIM candidate, provides consulting for others pursuing like businesses, manages 65 multi-family units, multiple single family residences and is actively managing approximately 2.5 million in other people's money.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

49. The Officers and Directors of the Manager are brothers.

50. The Company has not made any loans, but may do business with Officers, Directors, key personnel or 10% owners, affiliate companies or relatives if it will be to the benefit of the Company. Such relationships shall be disclosed.

51. No officers or directors have received any salaries or cash remuneration for their services. For organizational and due diligence efforts, both Robert Kepe and Desi Kepe each received 25% of the units of the Company on a common interest basis. Mr. Kepe and Mr. Kepe agree to not pledge, assign, sell, or otherwise dispose of their interests in the Company so long as Therefore, they will not participate in the 7% - 9% cumulative preferred return but will partake in any distributions after such preferred return.

CONFLICTS OF INTEREST

52. Actual and potential conflicts of interest will exist from time to time between and among Wealthpoint Equity Ventures Group, Inc. and certain Officers. Potential conflicts may be, but are not limited to these listed.

(a).. Time and Resource Conflicts

In general, conflicts may arise in the allocation of the time, which certain Management personnel are able to devote between operations of Wealthpoint Equity Ventures Group, LLC. and various other outside interests. Management will use its utmost good faith in allocating Wealthpoint Equity Ventures Group, Inc. ' resources between and among the active business operations of Wealthpoint Equity Ventures Group, Inc. in a manner, which Management of Wealthpoint Equity Ventures Group, Inc. deems in the best interests of Wealthpoint Equity Ventures Group, LLC. Such decisions may, from time to time, cause Management of Wealthpoint Equity Ventures Group, LLC. to favor the interests of one line of business of Wealthpoint Equity Ventures Group, LLC. over the interest of another.

(b). Lack of Separate Legal Representation.

Counsel for Wealthpoint Equity Ventures Group, LLC. has not acted on behalf of the prospective investors or conducted a review or investigation in their behalf with respect to this Offering.

Subscribers are urged to consult with independent market, legal and accounting professionals to the extent deemed necessary to evaluate the risks and merits of investing in this Offering.

(c). Officers May Act on Behalf of Others

The Officers, acting in the same capacities for other investors, companies, partnerships or entities may compete with the Company.

(d). Officers May be Involved in Similar Investments

The Officers of the Company may engaged in making similar investments to those contemplated to be made by the Company. To the extent its time is required on other business and ownership management activities it may not be available to be involved in the day to day monitoring of the Company's operations.

Wealthpoint Equity Ventures Group, LLC. has numerous other business responsibilities and ownership interests which will demand some or most of its time during the life of the Company.

(e) Officers May Have Interests in Similar Entities

Wealthpoint Equity Ventures Group, LLC. and its affiliates, now own or may come to lend money thereby competing with the Company. To the extent its time or assets are required on other business and ownership management activities the Officers may not be involved in the day to day monitoring of the Company's operations.

(f) . Officers May Raise Capital for Others

Officers, who will raise investment funds for the Company, may act in the same capacity for other investors, companies, partnerships or entities that may compete with the Company. 1However, the Officers have agreed not to raise funds for any other competing or similar funds prior to the full capitalization of this fund.

LITIGATION

53. As normal, there are legal risks involved with the real estate industry. There are no legal actions pending or threatened against the Company or to which it or any of its property are subject, nor to its knowledge are any such proceedings contemplated.

54. Counsel for Wealthpoint has not acted on behalf of the prospective investors or conducted a review or investigation in their behalf with respect to this Offering. Subscribers are urged to consult with independent market, legal and accounting professionals to the extent deemed necessary to evaluate the risks and merits of investing in this Offering.

INDEMNIFICATION

55. Except as permitted by the California Revised Statutes, the Company's Articles of Organization do not provide for any additional or different indemnification procedures. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Company regarding which

indemnification is sought, nor is the Company aware of any threatened litigation that may result in claims of indemnification. The Company has not obtained director's and officer's liability insurance, although the board of directors of the Company may determine to investigate and, possibly, acquire such insurance in the future.

56. As permitted by California law, we intend to eliminate the personal liability of our Officers for monetary damages for breach or alleged breach of their fiduciary duties as Officers, subject to exceptions. In addition, our Bylaws provides that we are required to indemnify our officers and managers, employees and agents under circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we would be required to advance expenses to our officers and managers as incurred in proceedings against them for which they may be indemnified. The Bylaws provides that we, among other things, will indemnify officers and managers, employees and agents against liabilities that may arise by reason of their status or service as managers, officers, or employees, other than liabilities arising from willful misconduct, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of ours in which indemnification would be required or permitted. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as managers and officers.

We have agreed to the fullest extent permitted by applicable law, to indemnify all our officers and managers.

We undertake the following:

57. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our managers, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

FEDERAL TAX ASPECTS

58. The potential investor should be aware of the material Federal income tax aspects of an investment in the Units, effective as of the date of this document. An investor should consult with their tax professional to determine the affects of the tax treatment of the Units on their individual situation.

a. Reporting Status of the Company

The adoption, by the IRS, in 1996, of the so-called 'check-the-box' regulations sets partnership status as the default Federal tax classification for limited liability companies being formed today.

In addition, the Company, will operate under the California Limited Liability Company Act, and as such, the Company will elect to be treated as a partnership for State income tax purposes.

By maintaining partnership tax status the Company will not be taxed on income or loss at the Company level, but will report to each Member their distributive share of profits and losses from operations and disposition according to Article 9 in the Operating Agreement. This process will make the Company a pass through Property for tax purposes.

Despite these conclusions, potential investors are **strongly advised to seek counsel from their individual tax advisor.**

b. Taxation of Members

The Company will be treated as a partnership for Federal tax purposes. A partnership is not a taxable Property. A Member will be required to report on their Federal tax return their distributable share of partnership profit, loss, gain, deductions or credits. Cash distributions are generally not taxable, but create a deduction in the Member's capital account. Mr. Chang Park, CPA has provided an opinion on this matter which is included as an Exhibit to the Form 1-A.

c. Basis of the Company

An original tax basis will be established for the Company. The tax basis will be adjusted during the operations of the Company by the addition of any capitalized expenditures.

d. Basis of a Member

A Member will establish their original tax basis by including their initial capital investment. The Member's tax basis will be adjusted during the operations of the Property by the addition of capital contributions made.

In total, a Member may deduct their share of Company losses only to the extent of the adjusted basis of their interest in the Company.

e. Deductibility of Prepaid and other Expenses

The Company will incur expenditures for legal fees in association with the set up of the Company. These expenditures will be capitalized and will be deducted at the dissolution of the Company.

The Company will incur expenditures for accounting fees associated with the preparation and filing of the annual informational return and the preparation of Schedule K-1 reports to be distributed to the Members. These expenditures will be deducted on an annual basis.

All other normal operating expenses will be deducted on an annual basis by the Company, which will use a calendar accounting year.

f. Annual Operations

According to the Investment Objective and Policies, the Manager is projecting that there will be taxable income to distribute to the Members on the Schedule K-1 report provided to each Member, annually. This taxable income will be reported by each Member, along with the other taxable income or loss they have to report. The tax liability incurred by each Member will depend on their individual marginal tax and capital gains rates for both State and Federal tax.

g. Disposition

On dissolution and termination of the Company the Members may be allocated taxable income that may be treated as ordinary income or capital gain. Article 17 of the Operating Agreement states the procedures on the dissolution and termination of the Company.

In addition, the Members may receive an adjustment in their Capital Account that will either increase or decrease the capital gain to be reported. Article 8 of the Operating Agreement describes the operation of capital accounts for the Company and the Members.

Under current tax treatment, gains that must be reported as cost recovery recapture will be taxed at a marginal rate of 25%. Under current tax treatment, gains that are reported as long term capital gains are to be taxed at 15%, if the disposition takes place prior to December 31, 2010 and 20% if the disposition takes place after January 1, 2011.

h. Phantom Income

It may occur that, in any year, the Members will receive an allocation of taxable income and not receive any distribution of cash. This event is called receiving phantom income in that the Member has income to report, but receives no cash.

i. Sale or Other Disposition of a Member's Interests

A Member may be unable to sell their interest as there may be no market for the interests. If there is a market, it is possible that the price received will be less than the market value. It is possible that the taxes payable on any sale may exceed the cash received on the sale.

Upon the sale of a Member's interest, the Member will report taxable gain to the extent that the sale price of the interest exceeds the Member's adjustable tax basis. A portion of taxable gain may be reported as a recapture of the cost recovery deduction allocated to the Member and will be taxed at the cost recovery tax rate in effect at that time. Presently, the maximum Federal tax rate on cost recovery recapture is 25%. The balance of the taxable gain will be taxed at the capital gain tax rate in effect at that time. Presently the maximum Federal tax rate on capital gains until December 31, 2010 is 15%. After January 1, 2011, the current maximum Federal tax on capital gains will increase to 20%.

j. Tax Returns and Tax Information

Annually, the Manager will file an informational return, using IRS Form 1065. In addition, the Manager will annually provide each Member a Schedule K-1 report. Each Member will report this income or loss along with their other taxable income. The tax liability incurred by each Member will depend on their individual marginal and capital gains tax rates for both State and Federal tax. The Manager will attempt to provide the annual tax information to the Members by March 15.

GLOSSARY

"Agreement" shall mean the written Operating Agreement. No other document or other agreement between the Members shall be treated as part or superseding this Agreement unless it has been signed by all of the Members.

"Capital Account" shall mean the account established and maintained for each Member in accordance with this Agreement.

"Capital Contribution" shall mean any contribution to the capital of the Company in cash, Property, or services by a Member whenever made.

"Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.
"Company" shall refer to Wealthpoint Equity Ventures Group, LLC a California limited liability company.

"Distributable Cash" means all cash of the Company derived from Company operations and miscellaneous sources (whether or not in the ordinary course of business) reduced by: (a) the amount necessary for the payment of all current installments of interest and/or principal due and owing with respect to third party debts and liabilities of the Company during such period, including but not limited to any short term loan, permanent loan or any other third party financing obtained by or on behalf of the Company; (b) the repayment of Advances, plus interest thereon; and (c) such additional reasonable amounts as the Manager, in the exercise of sound business judgment, determines to be necessary or desirable as a reserve for the operation of the business and future or contingent liabilities of the Company. Distributable Cash may be generated through either operations or Capital Transactions.

"Property" shall refer to any individual business with a capital need in which an equity interest is intended to be acquired by the Company.

"Fiscal Year" shall mean the Company's fiscal year, which shall be the calendar year.

"Loan" shall mean any loan the Company will obtain to facilitate the acquisition of a Property.

"Losses" shall mean, for each Fiscal Year, the losses and deductions of the Company determined in accordance with accounting principles consistently applied from year to year under the cash method of accounting and as reported, separately or in the aggregate as appropriate on the Company's information tax return filed for Federal income tax purposes.

"Majority-In-Interest" shall mean Members owning a simple majority of the Percentage Interests (as hereinafter defined).

"Manager" shall by Wealthpoint Equity Ventures Group, Inc. or any other person or persons (as hereinafter defined) that become a Manager pursuant to this Agreement.

"Member" shall mean each of the parties who shall execute a counterpart of this Operating Agreement as a Member and each of the parties who may hereafter become Additional or Substituted Members. To the extent a Manager has purchased or received an Interest in the Company, he will have all the rights of a Member with respect to such Interest, and the term "Member" as used herein shall include a Manager to the extent he has purchased or received such Interest in the Company.

"Percentage Interest" shall be the Percentage interests of the Members as determined in accordance with Section 9.1 of the Agreement.

"Profits" shall mean, for each Fiscal Year, the income and gains of the Company determined in accordance with accounting principles consistently applied from year to year under the cash method of accounting and as reported, separately or in the aggregate as appropriate, on the Company's information tax return filed for Federal income tax purposes.

Summary of Operating Agreement

59.The following is only a summary of the Operating Agreement, an investor considering purchasing Units in the Company should read the entire Operating Agreement.

Purpose

60. The Members will form a California limited liability company to facilitate the acquisition, operation and disposition of one or more Properties that fit the following parameters:

A) **Multi-family Residential Properties:** Company will acquire properties through foreclosures, actions and probates. Company will either 1.) improve and sell these properties or 2.) hold and manage them.

Capitalization

Members will contribute capital to the Company through contributions of cash in return for Units in the Company. Member Capital Contributions shall be made in total when becoming a Member.

The Manager will direct the establishment and maintenance of a Capital Account for each Member.

Rights and Duties of Manager

All business and affairs of the Company shall be managed by the Manager. The Manager shall direct, manage, and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Manager shall deem to be reasonably required to accomplish the business and objectives of the Company.

Wealthpoint Equity Ventures Group, Inc. is the Manager. The Manager shall hold office until a successor Manager shall have been elected and qualified. Successor Manager(s) need not be residents of the State of California but must be a Member of the Company.

Fees Paid to and Cash Distributions Made to Manager

The Managers have received 25% each (for a total of 50%) of the units available for their management efforts. They may also receive a commission for the disposition of any properties up to 6%. The Manager may also receive up to 20% of distributable cash from the sale of a property, but only after the other Members have received an amount equal to their Cash Contributions. The Management shall also be reimbursed for out of pocket expenses.

Rights and Obligations of Members

The Members shall have the right, by affirmative vote of a seventy five Percent, (75%) of the Interests, to approve the sale, exchange, or other disposition of all or substantially all of the Company's assets, which is to occur as part of a single transaction or plan. By the same Percentage of votes of the Members, the Members also have the right to elect a replacement Manager.

Meetings of Members

A meeting of the Members may be called at any time and for any purpose whatsoever by any of the Members. When a Member wishes to call a Meeting, he or she shall notify the Manager, who shall promptly give notice of the Meeting to the other Members. Notice shall be given at least ten (10) days and not more than ninety (90) days before the date of the meeting.

Capital Contributions and Percentage Interests

There shall be no set minimum amount of Capital Contributions from the Members, who are identified in Exhibit "A" of Agreement.

The total maximum amount of Capital Contributions from the Members, who are identified in Exhibit "A" of Agreement, will be Five Million Dollars ($5,000,000).

The Capital Contribution of the Members shall be equal to one hundred Percent (100%) of the total capitalization of the Company.

Manager's Purchase of Units

Manager shall be entitled to purchase Units without regard to the established minimum investment.

Division of Profits and Losses for Income Tax Purposes

The Profits and Losses of the Company will generally be allocated to match the manner in which the Members share in distributions. Profits and Losses from Capital Transactions will be specially allocated to match the manner in which the Member will share in the distributions of the proceeds from Capital Transactions.

Distributions

The Manager will make distributions to the Members in accordance with the profit sharing ratio, as shown in Article 9 of the Operating Agreement.

Accounting Policies

The Company, for accounting and income tax purposes, shall operate on a fiscal year, which will be the calendar year, ending December 31 of each year, and shall make such income tax elections and use such methods of depreciation as shall be determined by the Manager. An outside C.P.A. firm shall be instructed to maintain books and records for the Company on a cash basis in accordance with sound accounting practices to reflect all income and expenses of the Company. The books and records of the Company shall be maintained at the principal place of business of the Company. The Manager shall make the Company books and records available for inspection and copying by any Member at reasonable times during normal business hours upon at least forty-eight (48) hours prior notice. The Manager shall use its best efforts to cause the Company's tax return to be prepared and furnished to the Members, prior to March 15 of each year.

Transfers

Transfers of a Member's Unit(s) must be accomplished according to the rules of the Company. Generally the rules state that when a Member receives an acceptable offer to sell their investment Unit(s) to a third party, the other Members of the Company will have a first right of refusal on the purchase of the investment Unit(s).

Upon the death, disability or retirement of a Member, their interest may be passed to their heirs by means of intestate succession, a Will or a Revocable Trust. Members who obtain their Units in this manner will have all the rights of every other Member.

Dissolution and Termination of Company

The Company shall be dissolved upon an election to dissolve the Company or on the disposition of all or substantially all of the Properties in which the Company has an interest.

Upon dissolution of the Company, the assets of the Company will be distributed in the following order:

First, to pay the creditors of the Company, including the Manager, if the Manager has loaned money or advanced money to the Company;

Second, to establish any reserves against anticipated or unanticipated Company liabilities; and

Third, to the Members in proportion to their positive Capital Account balances. To the extent the Company has property with unrealized appreciation, on dissolution the value of such appreciation will be allocated to the Members has if the property had been sold in a Capital Transaction.

SUMMARY OF SALES MATERIAL

61. The Company intends to solicit investors via print, internet and billboard advertising. The Company shall use the advertising in Exhibit E of this prospectus as their advertising material. The Company shall transmit this prospectus to a potential investor. In the event that the Company chooses to use additional advertising material, they shall provide a supplement and file seven (7) copies of such advertisements with the SEC pursuant to Rule 256. We will only use such advertising mediums in complete compliance with Regulation A and any other applicable laws.

WEALTHPOINT EQUITY VENTURES GROUP LLC.

1560-1 Newbury Road #514
Newbury Park, CA 91320

UNAUDITED FINANCIAL STATEMENTS

Our unaudited financial statements for the nine-month period covering the period between Inception (April 1, 2010) and August 31, 2010 commence on page 1.

INDEX TO FINANCIAL STATEMENTS

WEALTHPOINT EQUITY VENTURES GROUP LLC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
AS OF AUGUST 31, 2010
CUMULATIVE FROM INCEPTION (APRIL 1, 2010)

		April 1, 2010 – August 31, 2010
Assets:		
Current Assets:		
Cash	$	10,000
Long Term Assets:	$	-
Total Assets	$	10,000
Liabilities and Owner's Equity:		
Current Liabilities:	$	-
Long-Term Liabilities:		
Stakeholder Loan	$	8,560
Total Liabilities	$	8,560
Stakeholder Value:		
Equity Unit Block Purchased (1)	$	10,000
Deficit during Development Stage	$	(8,560)
Total Liabilities and Owner's Equity	$	10,000

F-1

See the accompanying Notes

WEALTHPOINT EQUITY VENTURES GROUP LLC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS
AS OF AUGUST 31, 2010
CUMULATIVE FROM INCEPTION (APRIL 1, 2010)

		April 1, 2010 – August 31, 2010
Revenue	$	-
Cost of Revenue	$	-
Gross Profit	$	-
Operating Expenses:		
Organization Fees	$	8,000
Filing Fees	$	560
Legal	$	-
Bank Fees	$	-
Interest Expense	$	-
Depreciation	$	-
Total Expenses:	$	8,560
Earnings	$	(8,560)
Tax Liability	$	-
Net Income	$	(8,560)

See the accompanying Notes

WEALTHPOINT EQUITY VENTURES GROUP LLC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF STOCKHOLDER EQUITY (DEFICIT)
AS OF AUGUST 31, 2010
CUMULATIVE FROM INCEPTION (APRIL 1, 2010)

	Equity Block Units	Amount	Additional Paid-In Capital	Deficit Accumulated during development stage (9/09-8/10)	Total
Pre-Inception Balance	-	$ -	$ -	$ -	$ -
Block Unit					
$10,000 par Value	1	$ 10,000	$ -	$ -	$ 10,000
Net Loss for the Period	-	$ -	$ -	$ (8,560)	$ (8,560)
Balance as of 6/30/2010	1	$ 10,000	$ -	$ (8,560)	$ 1,440

See the accompanying Notes

WEALTHPOINT EQUITY VENTURES GROUP LLC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
AS OF AUGUST 31, 2010
CUMULATIVE FROM INCEPTION (APRIL 1, 2010)

		April 1, 2010 – August 31, 2010
Cash from Operations:		
Net Income	$	(8,560)
Capital Expenditures	$	-
Depreciation	$	-
Change In Accounts Receivables	$	-
Net Cash from Operations	$	(8,560)
Cash from Investing:		
Net Cash provided from Investing Activities	$	-
Net Cash from Investing	$	-
Cash from Financing:		
Equity Purchase of Unit Block	$	10,000
Dividends Paid (Common)	$	-
Dividends Paid (Preferred)	$	-
Issuance of Debt (Owner-Issued)	$	8,560
Repayment of Debt	$	-
Net Cash from Financing:	$	18,560
Cash at the Beginning of the Period:	$	-
Cash at the End of the Period	$	10,000

See the accompanying Notes

WEALTHPOINT EQUITY VENTURES GROUP LLC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

WEALTHPOINT EQUITY VENTURES GROUP LLC. (the "Company") was formed as a Limited Liability Company under the laws of the State of California on April 1, 2010 and has been inactive since inception. The Company intends to serve as a Real Estate Investment Group.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION - DEVELOPMENT STAGE COMPANY

The Company has not earned any revenue from operations since inception. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in ASC 915, "Development Stage Entities." Among the disclosures required by ASC 915, are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity and cash flows disclose activity since the date of the Company's inception. The Company has elected a fiscal year ending on March 31.

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and in conformity with the instructions to Form 10-Q and Article 8-03 of Regulation S-X and the related rules and regulations of the Securities and Exchange Commission (the "SEC"). Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, the disclosures included in these financial statements are adequate to make the information presented not misleading.

The unaudited financial statements included in this document have been prepared on the same basis as the annual financial statements and in management's opinion, reflect all adjustments, including normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations and cash flows for the interim periods presented. The unaudited financial statements should be read in conjunction with the audited financial statements and the notes thereto for the period from April 1, 2010 (Inception) to August 31, 2010 included in this Form 1-A.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company's financial statements have been prepared using accounting principles generally accepted in the United States of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has historically incurred losses, which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

In April 2009, the FASB issued FASB ASC 825-10-50 and FASB ASC 270 ("FSP 107-1 AND APB 28-1 Interim Disclosures About Fair Value Of Financial Instruments"), which increases the frequency of fair value disclosures to a quarterly basis instead of on an annual basis. The guidance relates to fair value disclosures for any financial instruments that are not currently reflected on an entity's balance sheet at fair value. FASB ASC 825-10-50 and FASB ASC 270 are effective for interim and annual periods ending after August 31, 2010. The adoption of FASB ASC 825-10-50 and FASB ASC 270 did not have a material impact on results of operations, cash flows, or financial position.

CASH EQUIVALENTS

The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

STOCK-BASED COMPENSATION

We account for non-employee stock-based compensation in accordance with ASC 718 and ASC Topic 505 ("ASC 505"). ASC 718 and ASC 505 require that we recognize compensation expense based on the estimated fair value of stock-based compensation granted to non-employees over the vesting period, which is generally the period during which services are rendered by the non-employees.

INCOME TAXES

Income Taxes - The Company accounts for its income taxes under the provisions of FASB-ASC-10 "Accounting for Income Taxes." This statement requires the use of the asset and liability method of accounting for deferred income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes, at the applicable enacted tax rates. The Company provides a valuation allowance against its deferred tax assets when the future realizability of the assets is no longer considered to be more likely than not. There were no current or deferred income tax expenses or benefits due to the Company not having any material operations for the period from April 1, 2010 (Inception) through August 31, 2010.

BASIC EARNINGS (LOSS) PER UNIT

Earnings per unit is computed in accordance with the provisions of Financial Accounting Standards (FASB) Accounting Standards Codification (ASC) Topic 260 (SFAS No. 128, "Earnings Per Unit"). Basic net income (loss) per Unit is computed using the weighted-average number of units outstanding during the period. Diluted earnings per unit is computed using the weighted-average number of units outstanding during the period, as adjusted for the dilutive effect of the Company's outstanding units using the "if converted" method and dilutive potential units.

IMPACT OF NEW ACCOUNTING STANDARDS

In May 2009, the FASB issued FASB ASC 855-10 (prior authoritative literature, FSB No. FAS 165, "Subsequent Events"). FASB ASC 855-10 established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. FASB ASC 855-10 is effective for interim or annual financial periods ending after August 31, 2010. FASB ASC 855-10 did not have a material effect on the financial position, cash flows, or results of operations.

In June 2009, the FASB issued FASB ASC 105-10 (prior authoritative literature, FSB No. FAS 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles-a replacement of FASB Statement No. 162). FASB ASC 105-10 replaces SFAS 162 and establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. FASB ASC 105-10 is effective for financial statements issued for interim and annual periods ending after August 31, 2010. As such, the Company is required to adopt this standard in the current period. Adoption of FASB ASC 105-10 did not have a significant effect on the Company's consolidated financial statements.

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position, or cash flow.

NOTES TO THE FINANCIAL STATEMENTS

I. The company received a stakeholder loan during the development period of $8,560; this loan isn't interest bearing and has no terms for repayment.
II. As an LLC the company doesn't issue shares, however ownership is sold to internal and external investors in "Unit Blocks". At this time each Unit Block is being sold for a cost of $10,000 per unit.
III. At this time there hasn't been a pre-determined number of Unit Blocks authorized, but management plans to authorize a specific amount in the forthcoming operating quarter.
IV. Income Taxes

The company hasn't completed an entire fiscal year to this point, so no assumptions can be made to tax liability, losses, carryforwards, etc. Management does project a 25% tax rate will be applied to earnings, and as the company is still in the development stage, management does project that there will be a net (loss) for the year alleviating any tax liability.

OTHER NOTES

I. The company is not currently involved in any litigation.

II. Future issuances of the Company's equity or debt securities will be required in order for the Company to continue to finance its operations and continue as a going concern. The Company's present revenues are insufficient to meet operating expenses. The financial statement of the Company have been prepared assuming that the Company will continue as a going concern, which contemplates, among other things, the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred cumulative net losses of $8,560 since its inception and requires capital for its contemplated operational and marketing activities to take place. The Company's ability to raise additional capital through the future issuances of common stock is unknown. The obtainment of additional financing, the successful development of the Company's contemplated plan of operations, and its transition, ultimately, to the attainment of profitable operations are necessary for the Company to continue operations. The ability to successfully resolve these factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements of the Company do not include any adjustments that may result from the outcome of these aforementioned uncertainties.

III. Subsequent Event - The Company has performed an evaluation of subsequent events in accordance with ASC Topic 855. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

62. Current company trends point to a more profitable 2011 than 2010 and posses the potential to double the volume of properties bought and sold. The company has just completed its first calendar year and is reporting profits where statistically new businesses do not profit until after their second year of operations. The company has picked up momentum and has refined procedures to produce more effective acquisitions, disposition and operations to bring costs down and increase profits.

It is the opinion of management for the next four to six months due to limited inventory, historically low interest rates and the creation of government programs to help defaulted homeowners avoid foreclosure the Residential real estate market will remain stable with minimal change. After such time the real estate market is prime for a correction that will have negative impact on home values and inventory levels. This will have both a positive and negative effect. The positive effects will be more properties available for purchase at deeper discounts and management will have the luxury of picking properties in need of fewer repairs and of better quality. The negative effect is more properties available for resale means longer days on market, more volatility in home prices and less available home buyers. Management is prepared to make adjustments to navigate the upcoming changes in the market. It is impossible to accurately see more than four months into the future due to the consistent manipulation of policy and new programs introduced to aid troubled borrowers.

63. The Company currently has a loan of $8,560 outstanding. This loan was from the Manager and isn't interest bearing and has no terms for repayment. Our uncertainties related to our abilities to satisfy our cash requirement in that the Real Estate market in general has yet to stabilize and our assets may lose value limiting our Profits. However, standing firm on our purchasing criteria and executing quick resales of our assets will secure commitments to our security holder's by staying ahead of any negative trends in the market.

64. Description of Properties bought and sold by the principals or related companies subsequent to August 31, 2010. THESE PROPERTIES ARE NOT OWNED BY THE COMPANY.

3112 E. Avenue S-4, Palmdale, CA.

Single Family Residence

Purchased 4/09/09

Sold 10/30/09

37730 Park Forest, Palmdale, CA

Single Family Residence

Purchased 6/09/09

Sold 11/16/09

26818 Las Mananitas, Santa Clarita, CA

Single Family Residence

Purchased 06/10/09

Sold 10/15/09

14936 Hiawatha, Mission Hills, CA

Single Family Residence

Purchased 7/15/09

Sold 12/16/09

21719 Romar St., Chatsworth, CA

Single Family Residence

Purchased 7/29/09

Sold 10/21/09

1462 N. Rose, Burbank, CA.

Single Family Residence.

Purchased 11/3/09

Sold 1/08/10

14543 Oro Grande, Sylmar, CA

Single Family Residence

Purchased 8/21/09

Sold 11/20/09

44128 27th Street East, Lancaster, CA.

Single Family Residence.

Purchased 1/21/10

Sold 3/18/10

The Los Angeles County Disposition and Clearance Partnership

Formed 8/21/09

Closed 12/30/2009

17550 Collins St., Encino, CA. SFR. Purchased 11/9/2009

Single Family Residence

Purchased 11/9/2009

17823 Fullerfarm St., Northridge, CA.

Single Family Residence.

Purchased 12/16/09

Avenue H-4, Lancaster, Ca.

Single Family Residence.

Purchased 1/21/10

24920 Peachland, Santa Clarita, CA

Single Family Residence

Purchased 3/16/10

828 E. Kildare., Lancaster, CA

Single Family Residence

Purchased 3/11/10

42603 66th street., Lancaster, CA

Single Family Residence

Purchased 1/21/10

PRIOR PERFORMANCE TABLES

Table I. Experience in Raising and Investing Funds

MZK Properties, Inc. Experience

No prior experience in raising and investing funds.

Wealthpoint Equity Ventures Group, Inc. Experience

Dollar amount offered	$1,815,000.00
Dollar amount raised	100%
Offering expenses	0
Percent used for investment	100%
Purpose	Unsecured Notes @ 7%-10%
Date offering began	01/01/2009
Length of offering	24 months

Table II. Compensation to Sponsor

MZK Properties, Inc. Compensation

No compensation was paid to sponsor in regards to any offering

Wealthpoint Equity Ventures Group, Inc. Compensation

No compensation was paid to sponsor in regards to any offering

Table III. Operating Results of Prior Program

MZK Properties Prior Performance

In order to reconcile Table III with Table IV the following must be taken into consideration. Table III Gross Revenues, Profit on Sales and Net Income account for overhead expenses that do not belong to a specific property such as office, accounting, legal, etc. which are not relevant to Table IV.

	2007	2008	2009
Gross Revenues	$3,050,846	$1,207,758	
Profit on sale of properties	954,168	650,000	
Less: Operating expenses	909,417	620,000	
Interest expense	60,000	29,500	
Net Income	-15249	500	
Depreciation	0	0	
Taxable Income	-15,249	500	
From operations	-15,249	500	
From gain on sale	0	0	

Cash generated from operations	-15,249	500
Less: Cash distributions to investors	0	0
Cash generated (deficiency) after cash distributions	0	500
Cash distributions to investor's source		
Investment income	-15,249	500
Return of capital	0	0

Wealthpoint Equity Ventures Group, Inc.Prior Performance

	2007	2008	2009
Gross Revenues			$8,629,220
Profit on sale of properties			$1,360,725
Less: Operating expenses			$887,793
Interest expense			$178,701
Net Income			$294,231
Depreciation			0
Taxable Income			$294,231
From operations			$294,231
From gain on sale			0
Cash generated from operations			$294,231
Less: Cash distributions to investors			0
Cash generated (deficiency) after cash distributions			$294,231
Cash distributions to investor's source			
Investment income			$178,701
Return of capital			0

Table IV Results from Previous Programs

Not Applicable

Table V. Sale or Disposals of Properties

Subject properties are from the most recent three years.

All properties are residential housing located in Los Angeles, CA

MZK Properties, Inc. Sales

In order to reconcile Table III with Table IV the following must be taken into consideration. Table III Gross Revenues, Profit on Sales and Net Income account for overhead expenses that do not belong to a specific property such as office, accounting, legal, etc. which are not relevant to Table IV.

Property	Units	Date of Sale	Date of Acquisition	Selling Price Net of Closing Costs	Mortgage Balance	Cash Received
Buchanan St.	1	02/08/2007	09/20/2006	494,000	0	494,000
Fermoore St.	1	03/29/2007	10/28/2006	535,000	0	535,000
Blewett Pl.	1	04/20/2007	03/19/2007	451,000	0	451,000
Nandh St.	1	06/19/2007	05/03/2007	688,000	0	688,000
Granada Hills Ave	1	10/09/2007	05/09/2007	490,000	0	490,000
Saint Clair Ln.	1	11/27/2007	09/07/2007	389,000	178,610	210,390
Raquel Ln.	1	12/7/2007	02/08/2008	345,000	0	345,000
Valley St.	1	03/20/2008	01/07/2008	478,000	0	478,000
Weidner Ave.	1	02/22/2008	11/05/2007	383,000	0	383,000
Totals	9			4,253,000	176,610	4,074,390

Wealthpoint Equity Ventures Group, Inc. Sales

In order to reconcile Table III with Table IV the following must be taken into consideration. Table III Gross Revenues, Profit on Sales and Net Income account for overhead expenses that do not belong to a specific property such as office, accounting, legal, etc. which are not relevant to Table IV. Additionally, properties listed below include properties identified as Partnership investments where Wealthpoint Equity Ventures Group, Inc. had 100% ownership and control.

Property	Units	Date of Sale	Date of Acquisition	Selling Price Net of Closing Costs	Mortgage Balance	Cash Receiv
Stafford Ln	1	09/09/2009	08/07/2009	336,000	0	336,00
Burnet St.	1	10/09/2009	08/21/2009	205,000	0	205,00
Babbit Ave.	1	12/11/2009	09/18/2009	575,000	355,000	220,00
Crebs Ave.	1	12/15/2009	10/01/2009	405,000	220,000	185,00
Wystone Ave.	1	10/07/2009	08/21/2009	335,000	0	335,00
Killimore St.	1	12/31/2009	10/14/2009	550,000	335,000	215,00
Schoolcraft.	1	12/31/2009	10/14/2009	520,000	318,000	202,00
Twin Hills Ave.	1	06/02/2009	03/11/2009	725,000	0	725,00
Maple St.	1	06/16/2009	04/08/2009	487,000	0	487,00
Hagar St.	1	07/29/2009	05/05/2009	430,000	0	430,00
Oro Grande St.	1	12/20/2009	08/21/2009	265,000	0	265,00

Hiawatha St.	1	12/16/2009	07/15/2009	395,000	225,000	170,00
Louis Ave.	1	06/25/2009	04/02/2009	126,720	0	126,72
Blackhawk St.	1	08/11/2009	06/10/2009	510,000	300,000	210,00
Las Mananitas	1	10/15/2009	06/10/2009	410,000	0	410,00
Avenue S4	1	10/30/2009	04/09/2009	115,000	0	115,00
Ruby Red Ln.	1	6/12/2009	03/20/2009	220,000	0	220,00
Park Forest Drive	1	11/16/2009	06/09/2009	116,000	0	116,00
Maureen St.	1	05/21/2009	03/10/2009	86,000	0	86,000
Amoy St.	1	07/22/2009	06/01/2009	115,000	0	115,00
17th Street	1	09/28/2009	04/14/2009	112,500	0	112,50
Kraft Ave.	1	08/21/2008	06/10/2009	580,000	335,000	245,00
Kenneth Road	1	08/31/2009	05/08/2009	610,000	335,000	275,00
Romar St.	1	10/21/2009	07/29/2009	400,000	0	400,00
Totals	24			8,629,220	2,423,000	6,206,2

Table VI. Acquisition of Properties

Subject properties are from the most recent three years.

All properties are located in Los Angeles, CA

MZK Properties, Inc. Acquisitions

No new properties were acquired

Wealthpoint Equity Ventures Group, Inc. Acquisitions

Property	Units	Date of Purchase	Mortgage Financing	Purchase Price	Acquisition Fee	Other Costs	Total
Collins st.	1	11/12/2009	0	381,000	0	0	412,913
Fullerfarm Street	1	12/16/2009	0	407,100	0	0	99,693
Rose St.	1	11/11/2009	0	306,000	0	64,000	370,000
Total	3		0	1,094,100	0	64,000	882,606

PART III — EXHIBITS

Item 1. Index to Exhibits

EXHIBIT A – OPERATING AGREEMENT

EXHIBIT B – CERTIFICATE OF FORMATION

EXHIBIT C – SUBSCRIPTION AGREEMENT

EXHIBIT D - OPINION RE LEGALITY

EXHIBIT E – SALES MATERIAL

EXHIBIT F – EIN CONFIRMATION

EXHIBIT G – LOAN DOCUMENTS

Item 2. Description of Exhibits

(1) *Operating Agreement* — The Operating Agreement corresponding thereto as presently in effect and any amendments thereto.
(2) *Articles of Corporation* – state of California written instrument by which the company is created under state law.
(4) *Subscription agreement* — The form of any subscription agreement to be used in connection with the purchase of securities in this offering.
(5) *Opinion re legality* - Opinion by Jillian Ivey Sidoti.
(6) *Sales Material* — Any material required to be filed by virtue of Rule 256.
(7) *Employee Identification Number* — also known as a Federal Tax Identification Number, and is used to identify a business entity.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newbury Park, State of California, on September 15, 2010.

Wealthpoint, Equity Ventures Group, LLC
(Issuer)

By:



Desi Kepe, CEO
Wealthpoint, Equity Ventures Group, Inc.

By:



Robert Kepe, CFO
Wealthpoint, Equity Ventures Group, Inc.

EXHIBIT A

OPERATING AGREEMENT

OPERATING AGREEMENT

WEALTHPOINT EQUITY VENTURES, LLC

A CALIFORNIA LIMITED LIABILITY COMPANY

THE INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, NOR QUALIFIED UNDER APPLICABLE SECURITIES LAWS IN RELIANCE ON EXCEPTIONS THEREFROM. THESE INTERST HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE AND MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHICATED OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH INTERESTS UNDER THE SECURITIES ACT OF 1933 AND THE REGULATIONS PROMULGATED PURSUANT THERETO (UNLESS EXEMPT THEREFROM AND COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS AND REGULATIONS.

OPERATING AGREEMENT

WEALTHPOINT EQUITY VENTURES, LLC

A California Limited Liability Company

This Operating Agreement (the "Agreement") made and entered into this 19th day of April, 2010 by the Manager whose name and address are set forth below (the "Manager"), The Manager of WEALTHPOINT EQUITY VENTURES, LLC a California limited liability company (the "Company"), represent and agree as follows:

1. Formation, Name, Purposes, Definitions

1.1. A California Limited Liability Company

Pursuant to the Act, the limited liability company organized under the laws of the State of California known as Wealthpoint Equity Ventures, LLC, whose Articles were filed, effective April 7, 2010. A copy of the Articles is attached. Company shall at all times have at least one member. Unless sooner terminated, Company shall have the term provided in the Articles.

The general purposes for the organization of Company shall be those set forth in its Articles. Company may, as provided in its Articles and the Agreement, exercise all of the powers described in Beverly-Killea Act also known as the California Limited Liability Company Act, as the Act may be amended from time to time.

1.2. Intent

It is the intent of the Members that the Company shall always be operated in a manner consistent with its treatment as a partnership for federal income tax purposes. It is also the intent of the Members that the Company not be operated or treated as a partnership for purposes of Section 303 of the Federal Bankruptcy Code. No member shall take any action inconsistent with the express intent of the Members.

1.3. Name

The name of the Company shall be WEALTHPOINT EQUITY VENTURES, LLC a California limited liability company.

1.4. Place of Business

The principal place of business of the Company shall be

21560-1 Newbury Rd. #514
Newbury Park, CA 91324

or such other place as the Manager (as hereinafter defined) shall determine in their sole discretion.

1.5. Nature of Business

The business of the Company shall be to loan the proceeds to Investor Capital Lending, Inc., a California corporation, for the purpose of funding the warehouse lending line for their hard money and real estate lending operations..

Notwithstanding the foregoing, subject to approval of all of the Members, the Company may carry on any lawful business, purpose or activity, whether or not for profit, as allowed by the California Code.

1.6. Term

The Company shall commence upon the filing of its Articles of Organization and shall be perpetual unless sooner terminated under the provisions of Article 17 hereof.

1.7. Members

The name and address of each of the Members of the Company is set forth in the Articles of Organization of the Company and in the attached signature pages to this Agreement.

1.8. Registered Office and Registered Agent for Service of Process

The Company's initial registered office and initial registered agent shall be provided in the Articles. The registered office and/or the registered agent may be changed from time to time by the Members by causing the filing of the new address and/or name of the new registered agent in accordance with the Act.

1.9. Definitions

Whenever used in this Agreement, the following terms shall be the following meanings unless the context clearly requires a different interpretation:

"Act" shall mean the California Liability Company Act of the State of California, as may be amended from time to time.

"Additional Member" shall mean any person that is admitted to the Company as an additional member pursuant to Article 12 of this Agreement.

"Advance" or "Advances" shall have meanings as provided in Article 8.3 hereof.

"Agreement" shall mean this written Operating Agreement. No other document or other agreement between the Members shall be treated as part or superseding this Agreement unless it has been signed by all of the Members.

"Bankruptcy" means the happening of any of the following: (a) the entry under Chapter 7 of the Federal Bankruptcy Law of an order for relief against a party; (b) the making by a party of a general assignment for the benefit of creditors; (c) the filing by a party of a voluntary petition under the Federal Bankruptcy Law or the filing by a party of a pleading in any court of record admitting in writing its inability generally to pay its debts as they come due; (d) the filing by a party of a petition or answer seeking for that party any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation; (e) the filing by a party of an answer admitting the material allegations of, or its consent to, or defaulting in answering, a petition filed against it in any bankruptcy, insolvency or similar proceedings; (f) the filing of any party of an application seeking, consenting to, or acquiescing in, the appointment of a trustee, receiver or liquidator of the party or of all or a substantial part of the party's property; (g) the commencement of any proceeding against a party seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation, if such proceeding is not dismissed within sixty (60) days after commencement; or (h) the appointment, without a party's consent or acquiescence, of a trustee, receiver or liquidator of that party of all or any substantial part of that party's properties and such appointment is not vacated or stayed within sixty (60) days or the appointment is not vacated within sixty (60) days after the expiration of any stay.

"Capital Account" shall mean the account established and maintained for each Member in accordance with this Agreement and applicable Treasury Regulations.

"Capital Contribution" shall mean, with respect to any Member, any contribution to the Company in cash or other property (at such other property's initial Gross Asset Value) by such Member whenever made. "Initial Capital Contribution" shall mean, with respect to any Member, the initial contribution to the Company by such Member pursuant to this Agreement.

"Capital Transaction" shall mean the sale, exchange, disposition, destruction or damage by casualty or taking by eminent domain of all or a significant part of the Company assets, or the refinancing of Company assets

"Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

"Company" shall refer to WEALTHPOINT EQUITY VENTURES, LLC.

"Company Minimum Gain" has the meaning set forth in Sections 1.704-2(b)(2) and 1.704-2(d) of the Treasury Regulations.

"Distributable Cash" shall mean all cash, revenues and funds received by the Company from operations, less the sum of the following to the extent paid or set aside by the Company: (i) all principal and interest payments on indebtedness of the Company and all other sums paid to lenders; (ii) all cash expenditures incurred in the normal operation of the Company's business; and (iii) such Reserves as the Members deem reasonably necessary for the proper operation of the Company's business.

"Effective Income" means the total income received from operations of the Property or from disposition of Property owned by the Company.

"Fair Market Value" means the price a ready, willing and able buyer would pay to a ready, willing and able seller the property for which the Fair Market Value is being calculated hereunder, assuming such property was exposed for sale on the open market for a reasonable period of time, taking into account all purposes of which such property may be used under then existing statutes, laws and ordinances applicable to such property, including, in the case of real property, zoning, land use restrictions, and private restrictions, such as covenants, conditions and restrictions of record.

"Fiscal Year" shall mean the Company's fiscal year, which shall be the calendar year.

"Gross Asset Value" shall mean, with respect to any asset, such asset's adjusted basis for federal income-tax purposes, except as follows:

(i) the initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as agreed to by Members holding a Majority Interest in the Company;

(ii) the Gross Asset Value of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by Members holding a Majority Interest the Company, as of the following times: (a) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a *de minimis* Capital Contribution; (b) the distribution by the Company to a Member of more than a *de minimis* amount of Company assets as consideration for an interest in the Company; and (c) the liquidation of the Company within the meaning of Treasury Regulation § 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to Clause (a) and Clause (b) of this sentence shall be made only if Members holding a Majority Interest reasonably determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members; and

(iii) the Gross Asset Value of any Company asset that is distributed to any Member shall be the gross fair market value of such asset on the date of distribution, as determined by Members holding a Majority Interest.

If the Gross Asset Value of an asset has been determined or adjusted pursuant to Paragraph (i) or Paragraph (ii) above, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing

Profits and Losses.

"Interest" shall mean the proportion of that Member's positive Capital Account (if any) bears to the aggregate positive Capital Accounts of all Members whose Capital Accounts have positive balances.

"Losses" shall mean, for each Fiscal Year, the losses and deductions of the Company determined in accordance with accounting principles consistently applied from year to year under the cash method of accounting and as reported, separately or in the aggregate as appropriate on the Company's information tax return filed for federal income tax purposes plus any expenditures described in Section 705(a) (2) (B) of the Code.

"Majority-In-Interest" shall mean Members owning a simple majority of the Percentage Interests (as hereinafter defined).

"Manager" shall mean Wealthpoint Equity Ventures, Inc., a Delaware corporation or any other person or persons (as hereinafter defined) that become a Manager pursuant to this Agreement.

"Member" shall mean (i) each person (other than any person who has withdrawn, been expelled, died, retired or dissolved) who has been admitted to Company as a Member in accordance with the Articles and the Agreement, and (ii) solely for purposes of determining rights under the Agreement to Net Profits, Net Losses, deductions, credits, similar items and distributions, each holder of an Economic Interest.

"Member Nonrecourse Debt" has the meaning set forth in Section 1.704-2(b)(4) of the Treasury Regulations.

"Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Section 1.704-2(i)(3) of the Treasury Regulations.

"Member Nonrecourse Deductions" has the meaning set forth in Sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Treasury Regulations.

"Organization Expenses" shall mean legal, accounting, and other expenses incurred in connection with the formation of the Company.

"Percentage Interest" shall be the percentage interests of the Members as determined in accordance with Section 9.1.

"Person" shall mean any individual and any legal entity and their respective heirs, executors, administrators, legal representatives, successors, and assigns.

"Profits" shall mean, for each Fiscal Year, the income and gains of the Company determined in accordance with accounting principles consistently applied from year to year under the cash method of accounting and as reported, separately or in the aggregate as appropriate, on the Company's information tax return filed for federal income tax purposes plus any income described in Section 705 (a) (1) (B) of the Code.

"Property" means the property or properties acquired by the Company.

"Nonrecourse Deductions" has the meaning set forth in Sections 1.704-2(b)(1) and 1.704-2(c) of the Treasury Regulations.

"Nonrecourse Liability" has the meaning set forth in Section 1.704-2(b)(3) of the Treasury Regulations.

"Reference Rate" means the reference rate publicly announced from time to time by the Bank of America, as its reference rate.

"Reserves" shall mean, with respect to any fiscal period, funds set aside or amounts allocated during such period to reserves that shall be maintained in amounts deemed sufficient by the Manager for working capital and to pay taxes, insurance, debt service, or other costs or expenses incident to the ownership or operation of the Company's business.

"Selling Member" shall mean any Member that sells, assigns, hypothecates, pledges, or otherwise transfers all or any portion of its rights of membership in the Company, including both economic and voting rights.

"Substitute Member" shall mean any person or entity that or which is admitted to the Company with all the rights of a Member that has died or has assigned his interest in the Company with the approval of the Manager of the Company.

"Treasury Regulations" shall mean the Regulations issued by the Treasury under the Code.

"Unreturned Capital Contributions" means all Capital Contributions made by a Member less any returned capital.

2. Capitalization of the Company

2.1. Total Capital Contributions

Contributions of capital shall be made to the Company and kept in a ledger by the Company.

2.2. Time of Capital Contributions

All Member Capital Contributions made to the Company shall be made in total when becoming a Member.

2.3. Failure to Make Capital Contributions

If a Member fails to make any portion of its Capital Contribution, including any additional Capital Contribution the Member has elected to make within the time period permitted hereunder (a "Defaulting Member"); the Manager shall take the following actions:

2.3.1.If required to protect or preserve the Company's assets, the Manager may apply other available Company funds to pay any Company obligations. If sufficient Company funds are not available, the Manager may, but is not required to, advance their own funds for such purpose. The Company shall reimburse the Manager as soon as practical together with the simple interest at the greater of six percent (6%) above the prime rate or twelve percent (12%) for all such advances made by the Manager. Any interest expense shall be charged against the Defaulting Member Capital Account;

2.3.2. The Manager shall give written notice of any alleged default to the Defaulting Member, who shall have a period of ten (10) days, or such longer period as shall be stated in such notice, from the date such notice is received to cure such default by payment in full of the Capital Contribution. If the Defaulting Member fails to cure such default with the prescribed time period, the Manager shall pursue such legal remedies as they determine, in their sole judgment and discretion, to be in the best interest of the Company under the prevailing facts and circumstances, including but not limited to, initiation of legal proceedings to specifically enforce the Defaulting Member's obligation to satisfy such Capital Contribution. A Defaulting Member shall remain liable to the Company for such delinquent Capital Contribution together with interest thereon at twelve percent (12%) computed from the date the Capital Contribution was due until the earlier of the date of full payment of such amount or the date of the expulsion of the Defaulting Member in accordance with subsection (c) hereof;

2.3.3. Upon expiration of the period permitted herein for cure of a default, if the Manager elects not to initiate litigation to specifically enforce a Defaulting Member's obligation for a delinquent Capital Contribution or if such litigation, once commenced, proves ineffective or is abandoned the Manager may elect to expel such Defaulting Member by giving him notice of such expulsion and thereafter may sell such expelled Member's Interests. Any such expulsion shall be effective when notice thereof is given to the Defaulting Member by the Manager;

2.3.4. An expelled Defaulting Member shall have no right to sell, transfer, pledge, or otherwise dispose of his Interest and no right to receive any distributions from the Company with respect of his Interest. The expelled Defaulting Member's rights under this Agreement shall be limited to those set forth in this Section 2.4. Upon such expulsion, the Manager shall, provide notice to the remaining Members (the "Non-defaulting Members") of the expulsion of such Defaulting Member. The Non-defaulting Members shall thereupon have the right to submit bids to the Manager within ten (10) days from the date such notice is mailed for the purchase of such expelled Member's Interest. The Manager shall determine the highest bid and shall immediately notify the highest bidder, who shall thereupon be obligated to purchase such expelled Member's Interest on the terms and conditions set forth in subsection (f) below. In the event of equal bids, The Manager shall draw lots to determine the successful bidder.

2.3.5. In the event the Members do not purchase all of the expelled Member's Interest in accordance with the procedure set forth in subsection (d) hereof, the Manager shall attempt to sell such expelled Members Interest (or the remainder thereof) to a third party on the terms and conditions set forth in subsection (f) below;

2.3.6.The Manager shall require that the purchaser of an expelled Member's Interest tender in cash the total amount of the purchase price for such expelled Member's Interest at the time of the purchase of the Interest. All such payments shall be deposited with the Company and thereafter be dispersed to the expelled Member as soon as practicable less any costs of sale incurred by the Company.

2.3.7.The Members shall use all reasonable efforts to sell an expelled Member's Interest in accordance with the provisions of subsections (d) through (f) above. If an expelled Member's Interest is not sold, the expelled Member shall not have the right to vote, to participate in subsequent Company profits, or to make future contributions to the capital of the Company. An expelled Member shall not be entitled to withdraw or receive a distribution of Company capital until termination of the Company as provided in Article 17. Upon such termination, an expelled Member shall be entitled to the return of the balance in his Capital Account without any interest thereon.

2.4. Capital Accounts

2.4.1.Debts and Credits: A separate Capital Account shall be maintained for each Member in accordance with the applicable provisions of the Treasury Regulations,

2.4.1.1. Each Member's Capital Account shall be credited with such Member's distributive share of Profits allocated to such Member in accordance with the provisions of this Agreement, any items in the nature of income or gain that are specifically allocated pursuant to Article 9 hereof, and the amount of any Company liabilities that are assumed by such Member or that are secured by any Company property distributed to such Member.

2.4.1.2. Each Member's Capital Account shall be debited by the amount of cash distributed to such Member in accordance with this Agreement, the Gross Asset Value of any other Company property distributed to such Member's distributive share of Losses allocated to such Member in accordance with this Agreement, any items in the nature of expenses or losses that are specially allocated pursuant to Article 9 hereof, and the amount of any liabilities of such Member that are assumed by the Company or that are secured by any property contributed by such Member to the Company.

2.4.1.3. In the event any interest in the Company is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

2.4.1.4. In the event the Gross Asset Values of the Company assets are adjusted pursuant to this Agreement, the Capital Accounts of all Members shall be adjusted simultaneously to reflect the aggregate net adjustment as if the Company had recognized gain or loss equal to the amount of such aggregate net adjustment and the resulting gain or loss had been allocated among the Members in accordance with this Agreement.

2.4.2. Interpretation and Changes. The foregoing provisions and other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with the Code and applicable Treasury Regulations and shall be interpreted and applied in a manner consistent therewith. In the event the Manager shall determine, after consultation with Company counsel, that it is prudent to modify the manner in which the Capital Accounts or any debits or credits thereto are allocated or computed in order to comply with such applicable federal law, the Manager shall make such modification without the consent of any other Member, provided the Manager determine in good faith that such modification is not likely to have a material adverse effect on the amounts properly distributable to any Member and that such modification will not increase the liability of any Member to third parties.

3. Rights and Duties of Manager

3.1. Management

All business and affairs of the Company shall be managed by the Manager. The Manager shall direct, manage, and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Manager shall deem to be reasonably required to accomplish the business and objectives of the Company.

3.2. Number, Tenure, and Qualifications

Wealthpoint Equity Ventures, Inc. shall be the Manager of the Company in perpetuity. Desi Kepe and Robert Kepe are the officers of the Manager

3.3. Management and Powers

The making of all Major Decisions concerning the Company shall require the approval of the Manager alone. As used herein, the term Major Decision shall mean:

3.3.1. The acquisition by purchase, lease, or otherwise of any real or personal property which may be necessary, convenient, or incidental to the accomplishment of the nature of the business of the Company;

3.3.2. To sell or otherwise dispose of all or substantially all of the assets of the

Company as part of a single transaction. So long as such disposition is not in violation of or a cause of a default under any other agreement to which the Company may be bound;

3.3.3. The borrowing of money and issuing of evidences of indebtedness necessary, convenient, or incidental to the accomplishment of the purposes of the Company and securing the same by mortgage, pledge, or other lien on any Company property;

3.3.4. Admitting an additional Member to the Company;

3.3.5. The opening, maintaining and closing, as appropriate, all Company bank accounts and (subject to any limitations set forth herein) draw checks and other instruments for the payment of funds associated with Major Decisions.

3.3.6. To invest any Company funds temporarily (by way of example but not limitation) in time deposits, short-term governmental obligations, commercial paper, or other investments.

3.4. Authority of the Manager

3.4.1. Except to the extent that such authority and rights have been reserved in Article 3 as set forth above, the Manager shall have the obligation and the exclusive right to mange the day-to-day activities of the Company including, but not limited to the right to:

3.4.2. Make all decisions relating to the management, leasing, operations and maintenance of the Property and all portions thereof, including without limitation prepare or cause to be prepared the financials, business plans, contract, drawings, maps and specifications for the Property and obtain all licenses, approvals and entitlements required for the Property all in accordance with the local governmental rules and regulations;

3.4.3. Employ such agents, employees, general contractors, independent contractors and attorneys as may be reasonably necessary to carry out the purposes of this Agreement;

3.4.4. Obtain, negotiate and execute all documents necessary or appropriate to accomplish the development and growth of the Entity and all portions thereof,

3.4.5. Establish a reasonable reserve for operation of the business of the Company and potential future and contingent Company liabilities;

3.4.6. Pay, collect, compromise, arbitrate or otherwise adjust any and all claims or demands of or against the Company; provided, however, that any settlement of a claim which is in excess of insurance proceeds shall be subject to the prior approval of all Managers;

3.4.7. Prepare plans of development, and work with the C.P.A. firm in its preparation of Company budgets and financial reports necessary or appropriate to the Company's operation, including but not limited to, all federal and state tax returns and report

3.4.8. Engage in any kind of legal activity and perform and carry out contracts of any kind necessary or incidental to, or in connection with the development and operation of an individual Entity.

3.5. Employment of Unaffiliated Manager

If necessary, the Company shall employ an unaffiliated Manager to manage the Entity and its affairs, in the local of the Entity on terms that are deemed to be commercially reasonable in the local where the Entity is located.

3.6. Delegation of Duties

The Manager shall have the right to perform or exercise any of its rights or duties under this Agreement through delegation to or contract with Affiliates of either Manager, provided that all contracts with affiliated entities are on terms at least as favorable to the Company as could be obtained through arms-length negotiations with unrelated third parties; and further provided that notwithstanding such delegation the Manager shall remain primarily responsible for the active supervision of the work performed or to be performed by any such delegee, consultant or subcontractor.

3.7. Consultation; Quarterly Reports

Notwithstanding anything contained in this Section 3 to the contrary, the Manager agrees that it will use its best efforts at all times to keep the Members advised of all material matters affecting the Company and provide quarterly reports to the Members.

3.8. Indemnity

Except for the willful misconduct, gross negligence or fraud of the Manager, its officers, shareholders or directors, or its employees or agents, the doing of any act or the failure to do any act by Manager, provided it was done or omitted to be done in accordance with the authority granted in this Agreement and in good faith to promote the best interests of the Company, shall not subject such Manager, or its officers, shareholders, directors or its employees or agents to any liability to the Company. Except for the willful misconduct, gross negligence or fraud of such Manager, the Company shall indemnify and hold harmless the Manager, its officers, shareholders, directors, and its employees and agents from and against any and all loss, cost, liability, expense, damage or judgment of whatsoever nature to or from any person, including reasonable attorney's fees, arising from or in any way connected with the conduct of the business of the Company.

3.9. Financing

3.9.1. It shall be the responsibility of the Manager to arrange temporary or permanent financing for the Company in such amount(s) as reasonably necessary for acquisition and operation of the Property, both in form and upon commercially reasonable terms and at competitive rates. The Manager shall execute any and all loan documentation as required for obtaining such financing, including, without limitation, security agreements, mortgage notes and trust deeds.

3.9.2. The Manager shall furnish financial statements and take all other actions that are customary and reasonable in connection with the obtaining of the permanent financing, however the Manager will not be required to personally guarantee the financing. In no event shall the Members have any obligation to guarantee or otherwise become obligated for the repayment of any Company financing.

3.10. Manager Has No Exclusive Duty to Company

The Manager shall not be required to manage the Company as its sole and exclusive function and may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right, by virtue of this Agreement, to share or participate in such investments or activities of the Manager or to the income or proceeds derived therefrom.

3.11. Resignation

The Manager of the Company may resign at any time by giving written notice to the Members of the Company. The resignation of the Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of the Manager will not affect the Manager's Interest in the Company.

3.12. Removal

Upon the affirmative vote of Seventy-Five percent (75%) of the Percentage Interests, the Manager may be removed for good cause shown. "Good Cause" shall mean only a breach of a Manager's duties hereunder or the gross negligence, willful or wanton misconduct, fraud, or bad faith on the part of the Manager. The Members agree that any right of removal shall be exercised only in good faith. The removal of a Manager shall not in any way reduce or affect the Manager's Interest in the Company.

3.13. Vacancies

In the event the Manager has resigned or has been removed or have otherwise ceased to be Manager, the vacancy may be filled by the affirmative vote of a Majority-In-Interest of Members. A Manager elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office and shall hold office until the expiration of such term and until his successor shall be elected and shall qualify or until his earlier death, resignation, or removal.

4. Compensation; Distribution of Cash and Reimbursement of Expenses

4.1. Fees Paid to the Manager

The Manager will receive the following from the Company as compensation for services in the following amounts and on the following terms:

4.1.1. Real Estate Commission at Acquisition

Not Applicable.

4.1.2. Management Fee

The Manager shall receive all profits and distributions available AFTER the Members have received their promised distributions in accordance with EXHIBIT A, hereto attached and the terms in which they invested. The amount of the fee cannot be calculated at this time.

4.1.3. Real Estate Commission on Disposition

If no other agent(s) is(are) employed for the maximum commission, at a minimum, a Three Percent (3%) commission on any sale of the property as compensation for representing the Company in the sale of the Property. The maximum paid to the Manager will be Six Percent (6%).

4.1.4. Percent of Distributable Cash from Sale

Manager shall receive all distributions from sale of assets so long as the Members have received their stated cumulative returns as herein described along with their return of Capital.

4.1.5. Percent of Distributable Cash at Dissolution or Termination

Manager shall receive all Distributable Cash available upon Dissolution or Termination so long as Members have received their stated in returns in accordance with Exhibit A.

4.2. Reimbursement for Out-Of-Pocket Expenses

The Manager shall be entitled to prompt reimbursement from the Company for all reasonable direct out-of-pocket costs and expenses incurred on behalf of the Company including without limitation, the reasonable costs of organization of the Company (including legal, travel expenses and tax planning costs and expenses). The Manager shall not be reimbursed for its own general administrative overhead and expenses.

5. Participation; Deadlock

5.1. Participation

Except as otherwise set forth herein, the Members shall not participate in the day-to-day management of the business of the Company.

5.2. Deadlock

Unless otherwise expressly set forth herein, in the event the Members are unable to reach agreement on or make a decision with respect to any Major Decision described in Article 3, the matter shall be submitted to binding arbitration in accordance with Article 16 below.

6. Rights and Obligations of Members

6.1. Limitation of Liability

Each Member's liability shall be limited as set forth in the Act and other applicable law. The debts, obligations and liabilities of the Company, whether arising from contract, tort or otherwise, shall be solely the debts obligations and liabilities of the Company. No Member or Manager shall be obligated personally for such debt, obligation or liability of the Company, solely by reason of being a Member of the Company.

6.2. Company Debt Liability

A Member will not be personally liable for any debts or losses of the Company beyond the Member's respective Capital Contributions, except as otherwise required by law.

6.3. List of Members

Upon written request of any Member, the Manager shall provide a list showing the names, addresses, and interests of all Members in the Company.

6.4. Approval of Sale of All Assets

The Manager shall have the right to approve the sale, exchange, or other disposition of all or substantially all of the Company's assets, which is to occur as part of a single transaction or plan.

6.5. Company Books

The Manager shall maintain and preserve during the term of the Company and for five (5) years thereafter all accounts, books, and other relevant Company documents. Upon reasonable request, each Member shall have the right, during ordinary business hours, to inspect and copy such Company documents at the Members expense, but only for a purpose related to the Member's interest in the Company or a Member.

6.6. Priority and Return of Capital

No Member shall have priority over any other Member as to the return of Capital Contributions or as to Profits and Losses or Distributions.

7. Meetings of Members

7.1. Annual Meeting

No Annual Meeting of the Members is required.

7.2. Special Meetings

Special meetings of the Members, for any purpose or purposes unless otherwise prescribed by statutes, may be called by the Members or by a Majority-In-Interest of the Members.

7.3. Place of Meetings

The Manager may designate any place, either within or outside of the State of California, as the place of meetings of the Members.

7.4. Notice of Meetings

Except as provided in Section 7.5 hereof, written notice stating the place, day, and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered no fewer than three (3) no more than fifty (50) days before the date of the meeting.

7.5. Meeting of all Members

If all of the Members shall meet at any time and place, either within or outside of the State of California, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting, lawful action may be taken.

7.6. Record Date

For the purpose of determining Members entitled to notice of or to vote at any meeting of

Members or any adjournment thereof, Members entitled to receive payment of any distribution, or to make a determination of Members for any other purpose, the date on which notice of the meeting is mailed or the date on which the resolute declaring such distribution is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any such meeting of Members has been made as provided in this Section, such determination shall apply to any adjournment thereof.

7.7. Quorum

A Majority-In-Interest of the Members, represented in person or by proxy, shall constitute a quorum at any meeting of Members. In the absence of a quorum at any such meeting, a majority of the Interests so represented may adjourn the meeting from time to time for a period not to exceed 60 days without further notice. However, if the adjournment is for more than 60 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at a meeting.

7.8. Manner of Acting

If a quorum is present, the affirmative vote of Majority-In-Interest of the Members shall be the act of the Members, unless the vote of a greater or lessor proportion or number is otherwise required by the Act, by the Article or Organization, or by this Agreement.

A consent transmitted by electronic transmission by a Member or person authorized to act for a Member shall be deemed to be written and signed by the Member.

7.9. Proxies

At all meetings of Members, a Member may vote in person, or by proxy executed in writing by the Member or by a duly authorized attorney-in-fact. Such proxy shall be filed with the Manager of the Company before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

7.10. Action by Members without a Meeting

Action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by each Member entitled to vote, and delivered to the Manager of the Company for inclusion in the minutes or for filing with the Company records. Action taken under this Section is effective when all Members entitled to vote have signed the consent unless the consent specifies a different effective date. The record date for determining Members entitled to take action without a meeting shall be the date the first Member signs a written consent.

7.11. Electronic Meetings

Meetings of members may be held by means of a conference telephone call so that all persons participating in the meeting can hear each other. Participation in a meeting held by conference telephone call shall constitute presence in person at the meeting.

7.12. Waiver of Notice

When any notice is required to be given to any Member, a waiver thereof in writing signed by the Person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

8. Capital Contributions; Capital Accounts; Advances

8.1. Capital Contributions

8.1.1. The total minimum amount of the initial Capital Contributions of the Members, who are identified in Exhibit "A", will be Zero Dollars ($0).

8.1.2. The total maximum amount of the initial Capital Contributions of the Members, who are identified in Exhibit "A", will be One Million Dollars ($1,000,000).

8.1.3.The Capital Contribution of the Members shall be equal to one hundred percent (100%) of the total capitalization of the Company. The Manager is not required to contribute any percent of the total capitalization of the Company.

8.1.4. Except as otherwise expressly provided in this Agreement, no Member may contribute capital, or loan funds to the Company, without the consent of the Manager.

8.1.5.Except as otherwise expressly provided in this Agreement no portion of the capital of the Company may be withdrawn at any time without the express written consent of the Manager.

8.2. Capital Accounts

A Capital Account shall be established and maintained for each Member in accordance with the terms of this Agreement and the requirements of the Code.

8.3. Member Loans

If required, The Company intends to use its best efforts to obtain funds from third parties to be contributed or loaned pursuant to the terms of this Agreement, sufficient for the operation, maintenance and repairs, of the Property. In the event that sufficient additional funds are unavailable from third parties, the Manager shall have the right, but, except as provided below, shall not be obligated, to loan such funds (or a portion thereof) to the Company as and when necessary to continue the business of the Company (the "Advance").

8.3.1. Advances made by the Manager shall bear interest at the greater of six percent (6%) above the prime rate or twelve percent (12%) per annum. Interest on Advances shall be an expense of the Company when paid.

8.3.2. If the Manager makes Advances it shall be deemed an unsecured creditor of the Company for the purpose of determining its right and priority of repayment of interest and principal of such Advance.

8.3.3.Advances expended prior to the formation of the Company shall be reimbursed upon the receipt by the Company of Member Capital Contributions.

9. Division of Profits and Losses

9.1. Percentage Interests

The Percentage Interests of the Members shall be as set forth in in a Capital Contribution ledger kept and updated by the Manager.

9.2. Division of Profits and Losses

The investment into the Company shall offer the following tiered distribution rates and redemption dates:

Investment Amount	Annual Distribution Rate
$10,000 - $24,999	7%
$25,000 - $49,999	8%
$50,000 and above	9%

Not all investments in this offering shall offer redemption simultaneously. The redemption date for the investment shall be counted forward from the date of deposit into the account of the Company and distribution amount shall commence calculation from that same day. The first and last month of the investment may be adjusted "short" or "long" to accommodate administrative and bookkeeping schedules of the offering manager.

Distributions shall be paid quarterly on January 15th, April 15th, July 15th, and October 15th respectively or the first business day thereafter in the form of a check drawn on the company and payable to the Member of record. All months shall be calculated as having 30 days.

All remaining available distributions shall be paid to the Manager or reinvested at the Manager's choosing.

9.3. Special Allocations

9.3.1. Non-Recourse Deductions. Non-Recourse Deductions for any fiscal year shall be allocated to the Members in accordance with their Percentage Interests.

9.3.2. Member Non-Recourse Deductions. Member Non-Recourse Deductions for any fiscal year shall be allocated only to the Member(s) who bears the economic risk of loss with respect to the Member Non-Recourse Debt to which such deductions are attributable.

9.3.3. Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2 of the Regulations, and notwithstanding any other provision of this Article 9, if there is a net decrease in Company Minimum Gain during any fiscal year, each Member shall be specially allocated items of Company Profits for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(f)(6), 1.704-20)(2) and other applicable provisions in Section 1.704-2 of the Regulations. This Section 9.3.3 is intended to comply with the Minimum Gain Chargeback requirement in Section 1.704-2(f) of the Regulations and shall be applied consistently therewith.

9.3.4. Member Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulation Section 1.704-2(i)(4) and notwithstanding any other provision of this Article 9, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to Member Nonrecourse Debt during any Company Fiscal Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt (determined in accordance with Treasury Regulation Section 1.704-2(i)(5)) shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulation Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulation Sections 1.702-2(i)(4) and 1.704-20)(2). The provisions of this Section 9.3.4 are intended to comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted in accordance therewith.

9.3.5. Qualified Income Offset. In the event any Member, in such capacity, unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulation Sections 1.704-1 (b) (2) (ii) (d) (4) (regarding depletion deductions), 1.704-1 (b) (2) (ii) (d) (5) (regarding certain mandatory allocations under Treasury Regulations regarding family partnerships: the so called varying interest rules or certain in-kind distributions), or 1.704-1 (b) (2) (ii) (d) (6) (regarding certain distributions, to the extent they exceed certain expected offsetting increases in a Members Capital Account), items of Company income and gain shall be specially allocated to such Members in an amount and a manner sufficient to eliminate, as quickly as possible, the deficit balances in the Member's Capital Account created by such adjustments, allocations, or distributions. Any special allocations of items of income or gain pursuant to this subsection shall be taken into account in computing subsequent allocations if profits pursuant to this Article so that the net amount of any items so allocated and the Profits, Losses, or other items so allocated to each Member pursuant to this Article, shall to the extent possible, be equal to the net amount that would have been allocated to each such Member pursuant to this Article as if such unexpected adjustments, allocations, or distributions had not occurred

9.3.6. Special Allocation of Net Profit from Capital Transactions. After accounting for any allocations set forth in Section 9.3.3 and 9.3.4, Net Profit (which is the excess of Profit over Losses) of the Company resulting from a Capital Transaction shall be allocated to the Members in proportion to the distributions received (or to be received) from such Capital Event under Section 10.2.

9.4. Other Allocations

9.4.1. Section 704(c) Allocations. In accordance with Section 704(c) of the Code and the applicable Treasury Regulations issued thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value. In the event Gross Asset Value of any Company property is adjusted pursuant to this Agreement, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take into account any variation between the adjusted basis of such asset for federal income tax purposes and it's Gross Asset Value in the same manner as under Section 704(c) of the Code and the Treasury Regulations thereunder. Any election or other decisions relating to such allocations shall be made by the Manager in any manner that reasonably reflects the purpose of this Agreement. Allocations made pursuant to this subsection (b) are solely for purposes of federal, state, and local taxes and shall not affect or in any way be taken into account in computing any Member's Capital Account or share of Profits, Losses, or other items, or distributions pursuant to any provision of this Agreement.

9.4.2. Curative Allocations. The Manager shall make such other special allocations as are required in order to comply with any mandatory provision of the applicable Treasury Regulations or to reflect a Member's economic interest in the Company determined with reference to such Member's right to receive distributions from this Company and such Member's obligation to pay its expenses and liabilities.

9.4.3. Allocation of Tax Items. To the extent permitted by Section 1.7041 (b)(4)(i) of the Treasury Regulations, all items of income, gain, loss and deduction for federal and state income tax purposes shall be allocated to the Members in accordance with the corresponding "book" items thereof, however, all items of income, gain, loss and deduction with respect to assets with respect to which there is a difference between "book" value and adjusted tax basis shall be allocated to accordance with the principles of Section 704(c) of the Code and Section 1. 704- 1 (b)(4)(i) of the Treasury Regulations, if applicable. Where a disparity exists between the book value of an asset and its adjusted tax basis, then solely for tax purposes (and not for purposes of computing Capital Accounts), income, gain, loss, deduction and credit with respect to such asset shall be allocated among the Members to take such difference into account in accordance with Section 704(c)(i)(A) of the code and Regulations Section 1.704-1(b)(4)(i). The allocations eliminating such disparities shall be made using any reasonable method permitted by the Code, as determined by the Manager.

9.4.4. Acknowledgement. The Members are aware of the income tax consequences of the allocations made by this Article and hereby agree to be bound by the provisions of this Article hereof in reporting their share of Company income and loss for income tax purposes.

10. Distributions

10.1. Distributions of Cash from Operations

The Manager shall make distributions to the Members every month, payable on the 15th of the month, in accordance with each individual Members' stated return on their Subscription Agreement.

10.2. Cash Distributions from Capital Transactions

In the event that the Company generates distributable cash from a Capital Transaction, the Company will not make any extra distributions outside of those articulated in Section 10.1 to the Members.

10.3. Allocation and Distributions between Transferor and Transferee

Upon the transfer of all or any part of a Member Interest of a Member as hereinabove provided, Profits and Losses shall be allocated between the transferor and transferee on the basis of the computation method which in the reasonable discretion of the Manager is in the best interests of the Company, provided such method is in conformity with the methods prescribed by Section 706 of the Code and Treasury Regulation Section 1.704-1(c)(2)(ii). Distributions shall be made to the holder of record of the Member Interest on the date of distribution. Any transferee of a Member Interest shall succeed to the Capital Account of the transferor Member to the extent it relates to the Transferred Interest; provided, however, that if such transfer causes a termination of the Company pursuant to Section 708(b)(1)(B) of the Code, the Capital Accounts of all Members, including the transferee, shall be re-determined as of the date of such termination in accordance with Treasury Regulation Section 1.704-1(b).

10.4. In-Kind Distribution

Except as otherwise expressly provided herein, assets of the Company, other than cash shall not be distributed in kind to the Members, without the prior approval of the Manager. If any assets of the Company are distributed to the Members in kind for purposes of this Agreement, such assets shall be valued on the basis of the Gross Asset Value thereof (without taking into account Section 7701(g) of the Code) on the date of distribution; and any Member entitled to any interest in such assets shall receive such interest as a tenant-in-common with the other Member(s) so entitled with an undivided interest in such assets in the amount and to the extent provided for in Section 10.1. Upon such distribution, the Capital Accounts of the Members shall be adjusted to reflect the amount of gain or loss that would have been allocated to the Members pursuant to the appropriate provision of this Agreement and the Company sold the assets being distributed for their Gross Asset Value (taking into account Section 7701(g) of the Code) immediately prior to their distribution.

11. Fiscal Year, Books and Records, Bank Accounts, Tax Matters Members

11.1. Books and Records; Tax Returns

The Company, for accounting and income tax purposes, shall operate on a fiscal year ending December 31 of each year, and shall make such income tax elections and use such methods of depreciation as shall be determined by the Manager. An outside C.P.A. firm shall be instructed to maintain books and records for the Company on a cash basis in accordance with sound accounting practices to reflect all income and expenses of the Company. The books and records of the Company shall be maintained at the principal place of business of the Company. The Manager shall make the Company books and records available for inspection and copying by any Member at reasonable times during normal business hours upon at least forty-eight (48) hours prior notice. The Manager shall use its best efforts to cause to be prepared and furnished to the Members, the Company's tax return prior to March 15 of each year.

11.2. Bank Accounts

All funds of the Company shall be held in a separate bank account(s) in the name of the Company as determined by the Manager.

11.3. Financial Statement

Within a reasonable period after the end of each fiscal year, the Manager shall cause to be prepared and furnished to all the Members annual reviewed financial statements of the Company, the cost of which shall be an expense of the Company.

11.4. Tax Matters

The Manager shall have the authority, subject to the provisions of this Agreement, to make any election provided for under the Code or any provision of state or local tax law.

12. New Members Admitted

At any time, after the initial sale of Units has been terminated by the Manager, any Person acceptable to the Manager may become a Member in the Company by the sale of new Company Interests for such consideration as the Manager shall determine or as a transferee of a Member's Interest, or any portion thereof, subject to the terms and conditions of this Agreement. No new Members shall be entitled to any retroactive allocation of losses, income, or expense deductions incurred by the Company. The Manager may, at their option, at the time an Additional Member is admitted, close the Company books (as though the Company's tax year had ended) or make pro rate allocations of loss, income, and expense deductions to an Additional Member for that portion of the Company's tax year in which an Additional Member was admitted in accordance with the provisions of Section 706 (d) of the Code and the Treasury Regulations promulgated thereunder.

13. Transfers

13.1. Transfers Prohibited

No Member may voluntarily, involuntarily or by operation of law assign, transfer, sell, pledge, hypothecate or otherwise dispose (collectively "Transfer") of all or part of its Interest in the Company, except as is specifically permitted by this Agreement. Any Transfer made in violation of this Article 13 shall be void and of no legal effect.

13.2. Permissible Transfer

Notwithstanding anything to the contrary contained in this Article, Members may transfer all or any part of its Interest in the Company to any Affiliate.

13.3. Substituted Member

A permitted transferee of any Member's Interest shall be admitted to the Company as a Substituted Member upon satisfaction of the following conditions:

13.3.1. Filing with the Company of a duly executed and acknowledged written instrument of assignment in a form approved by the Manager, which approval shall not be unreasonably withheld, specifying the Member Percentage being assigned and setting for the intention of the assignor that the permitted assignee succeed to the assignor's Interest (or the portion thereof) as a Member; and

13.3.2. Execution, acknowledgement and delivery by the assignor and assignee of any other instruments reasonably required by the Manager including an agreement of the permitted assignee to be bound by the provisions of this Agreement; and

13.3.3. In the event of transfer to an Involuntary Transferee, the written consent of Manager shall be required, the granting of which shall not be unreasonably withheld. An Involuntary Transferee for purposes of this Agreement shall mean a Member's heirs, estate or creditors which have taken by foreclosure, receivership or inheritance, other than as otherwise set forth in Section 13 hereof.

13.4. Binding on Successors

Subject to the restriction of this Article, the rights and objections of the Members shall inure to and be binding upon the heirs, successors and permitted assignees of the Members.

14. Right of First Refusal to Transfer Interest

14.1. Notice

In the event any Member (the "Offeree") receives or obtains a bona fide offer from a third party (the "Third Party") to purchase all or any portion of its Interest in the Company, which offer it desires to accept, then prior to accepting such offer the Offeree shall give written notice (the "Notice") of such offer to the other Members (the "Noticed Members"), which Notice shall set forth the material terms of such offer, including without limitation the identity of the Third Party, the purchase price and terms of payment. The Noticed Parties shall have a period of forty-five (45) days from the date of receipt of the notice in which to elect to purchase the Interest of the Offeree on the same terms and conditions as contained in the Notice. If more than one Noticed Member elects to purchase, the Interest of the Offeree shall be purchased pro rata by all electing Noticed Members in accordance with their respective percentages. Failure of a Noticed Member to respond within the forty-five (45) day period shall be deemed an election not to purchase. In the event that all Noticed Members fail to respond, or if all Noticed Members expressly elect not to purchase, the Offeree shall have the right to proceed to sell its Interest to the Third Party on the terms and condition contained in the Notice. In the event, however, that the sale to the Third Party is not consummated on the terms contained in the Notice within six (6) months following the date of the Notice, the Offeree shall be obligated to comply again with the terms of this Section 14.1 with respect to the existing Offer and all subsequent third party offers.

14.2. Costs

In the event that a Noticed Member or more than one Noticed Member shall elect to purchase as provided in Section 14. 1, the cost of such transaction, including without limitation, recording fees, escrow fees, if any, and other fees, excluding attorneys' shall be divided equally among the Offeree and the purchasing Noticed Member(s). The Offeree shall deliver all appropriate documents of transfer at the closing of such sale. From and after the date of such closing, whether the sale is made to the Noticed Member(s) or to the Third Party, the Offeree shall have no further interest in the assets or income of the Company and the person(s) or entity(ies) purchasing the Interest shall indemnify and hold harmless the Offeree from and against any claim, demand, loss, liability, damage or expense, including without limitation, attorney's fees arising from the operation of the Company.

14.3. Substituted Member

If a Member transfers its interest pursuant to this Section 14, such transferee shall comply with the provisions of Section 13.3 to become a Substituted Member of the Company.

15. Bankruptcy or Other Involuntary Transfer

15.1. Definitions

As hereinafter used in this Agreement the word "Bankruptcy" shall mean and refer to that certain definition set forth in Section 1.9(e) above.

15.2. Option to Purchase

In the event of the Bankruptcy of a Member (hereinafter called the "Bankruptcy Member") the other Members (hereinafter referred to as "Surviving Members") shall have the option to purchase the Interest of the Bankrupt Member in the Company. Such option may be exercised only by the Surviving Members giving written notice thereof within thirty (30) days after its receipt of notice of a Bankruptcy. Notice of exercise of the option shall be given to the Bankrupt Member and to any trustee, receiver or other legal representative or holder or transferee of the Bankrupt Member's interest in the Company (hereinafter called an "Involuntary Transferee") of which the Surviving Members have been given notice, at the address of such Involuntary Transferee contained in any such notice of Bankruptcy.

15.3. Agreed Value; Appraisal

During the term of the Company, the Manager shall determine and agree semiannually upon the Fair Market Value of the Company (the "Agreed Value"). If the Surviving Members shall have elected to purchase the Company Interest of the Bankrupt Member, the purchase price of such Interest shall be the product of the percentage of the Bankrupt Member's Interest in the Company purchased by the Surviving Members times the Agreed Value thereof, or as agreed upon by the Surviving Members and Involuntary Transferee. If no Agreed Value has been determined within the six (6) months prior to the notice of option to purchase, and if the Surviving Members and Involuntary Transferee fail to agree within thirty (30) days after the date of the notice of option to purchase, three appraisals of such Interest shall be obtained from three different reputable appraisal companies, or such other appraisers agreeable to the Manager, as promptly as practicable. The average of the three such appraisals shall become the Fair Market Value of the Bankrupt Member's Interest in the Company, taking into account all debts and liabilities of the Company and the Capital Accounts of the Bankrupt Member and the Surviving Members. Prompt written notice of the determination of the appraisers, signed by each appraiser, shall be given to the Bankrupt Member and any Involuntary Transferee and to the Surviving Members and shall be conclusive upon them. After the giving of such determination, the Surviving Members shall give written notice to the Bankrupt Member and any Involuntary Transferee fixing the time and date for the closing of the purchase by the Surviving Members of the Bankrupt Member's Interest in the Company, which closing shall be at the principal office of the Company on the date not less than thirty (30) days nor more than sixty (60) days after the date of such notice subject to the consent and approval of any Bankruptcy Court having jurisdiction. At the closing, the Surviving Members shall pay to the Bankrupt Member or Involuntary Transferee, as the case may be, by certified or bank check, an amount equal to the applicable net Agreed Value or Fair Market Value of the Bankrupt Member's Interest in the Company (or, if such value shall be determined to be zero or less, pursuant to an agreement of the Members shall deliver an executed copy of such agreement or a notarized copy of such appraisal report, as applicable). Notwithstanding the foregoing, at the option of the Surviving Members, the purchase price may be paid by the delivery of its promissory note in the principal amount of the purchase price, bearing interest at the Federal Short Term Rate (as defined in Section 1274(d)(1)(C) of the Code), repayable without penalty, payable in eight (8) equal quarterly installments, and secured in a commercially reasonable manner to the reasonable satisfaction of the Bankrupt Member. Simultaneously therewith the Bankrupt Member and any Involuntary Transferee shall execute, acknowledge and deliver to the Surviving Members such instruments of conveyance, assignment and releases as shall be necessary or reasonably desirable to convey to the Surviving Members all the right, title and interest of the Bankrupt Member and Involuntary Transferee in the Company and the assets thereof. Any dispute as to any such closing documents, or the form thereof, shall be determined in the manner provided in Section 16 hereof, and if necessary, the closing shall be adjourned until such dispute shall be resolved. Because of the unique and distinct nature of a Member's interest in the Company, it is agreed that the Surviving Members' damages would not be readily ascertainable if the Surviving Members elects to purchase the Bankrupt Member's interest in the Company as aforesaid and the conveyance thereof were not made, and, therefore, in such case the Surviving Member shall be entitled to the remedy of specific performance in addition to any other remedies that may be available to it in law or in equity.

15.4. Transfer

In the event of the Bankruptcy of a Member, if the Surviving Members shall not have elected (within the period specified in Section 15.2 above) to purchase the Members Interest of the Bankrupt Member as provided in Section 15.2, the Involuntary Transferee of such Interest shall, within thirty (30) days thereafter, execute and deliver to the Surviving Members such documents, in a form reasonably satisfactory to the counsel for the Surviving Members, as may be necessary and requisite to evidence and effect the transfer of such Interest to the Involuntary Transferee, together with its acceptance of this Agreement and the rights and duties of a Member hereunder. If, within ten (10) days after delivery of such documents to the Surviving Members, the Surviving Members shall notify the Involuntary Transferee of its acceptance of such documents and of the Involuntary Transferee as a Member, the Involuntary Transferee shall thereupon be deemed a Member; provided, however, that if the Surviving Members shall not notify the Involuntary Transferee of its acceptance of such documents and of the Involuntary Transferee as a Member, then the Company shall be dissolved as provided in Section 17 hereof and the Property shall be sold by the Company at the earliest practical time. Any assignment from such Involuntary Transferee of the Bankrupt Member's Interest in this Company thereafter shall be subject to the provisions of Sections 13 and 14 of this Agreement.

16. Dispute Resolution

16.1. Mediation of Disputes

The Members agree to mediate any dispute or claim arising between them out of this Agreement, or any resulting transaction, before resorting to arbitration. Mediation fees shall be divided equally among the parties involved. If any party commences an action or arbitration based on a dispute or claim to which this paragraph applies, without first attempting to resolve the matter through mediation, then that party shall not be entitled to recover attorneys fees, even if they would otherwise be available to that party in such action. Mediation shall be held before the Judicial Arbitration and Mediation Service unless the parties mutually agree to use the American Arbitration Association or Real Estate Neutrals or other agreed-upon mediator instead.

16.2. Arbitration of Disputes

In the event any dispute or claim among any of the Members cannot be resolved by mediation, then such dispute or claim shall be the subject of binding arbitration before the Judicial Arbitration and Mediation Service, unless the parties to the dispute mutually agree to use the arbitration services of the American Arbitration Association or another agreed-upon mediator instead. The prevailing party in such arbitration shall be entitled, in addition to any other relief that may be granted, to reasonable attorneys' fees and consultants' fees, and to recover all fees and costs associated with the arbitration. The arbitrator shall allow only such discovery as he or she reasonably believes is necessary in order for the parties to be properly prepared to arbitrate their dispute.

17. Dissolution and Termination of the Company

17.1. Dissolution

The Company shall be dissolved and its affairs shall be wound upon the earliest of:

- Failure of the Company to generate a profit from its activities.
- The sale or other disposition of all or substantially all of the assets of the Company; provided, however, that if the Company receives a purchase money note upon such sale, the Members may elect to continue the Company until such note is satisfied, sold or otherwise disposed of.
- An election to dissolve and wind up the Company by all the Members.
- The expiration of the term of the Company, unless all of the Members have elected to continue the Company in writing prior to the expiration of such term.
- Notwithstanding anything to the contrary contained herein no Member may voluntarily withdraw from the Company without the consent of the Manager.

17.2. Cessation of Any Member as Member

The withdrawal, death, insanity, incompetency, bankruptcy, dissolution or liquidation of any Member as such will not dissolve the Company.

17.3. Procedure for Winding-Up

Upon the Dissolution and Termination of the Company caused by other than the termination of the Company under Section 708(b)(1)(B) of the Code, the Manager shall proceed to wind up the affairs of the Company. During such winding up process, the Profits, Losses and Distributions of the Distributable Cash shall continue to be shared by the Members in accordance with this Agreement. The assets shall be liquidated as promptly as is consistent with obtaining a fair value therefore, and the proceeds therefrom, to the extent available, shall be applied and distributed by the Company on or before the end of the taxable year of such Liquidation or, if later, within ninety (90) days after such Liquidation in the following order: (a) first, to creditors, including any Members who are creditors, in the order of priority as provided by law; (b) then, to establish such reserves as may be necessary; and (c) finally, to the Members in accordance with their positive Capital Account balances.

18. Miscellaneous Provisions

18.1. Notices

All notices and demands which either party is required or desires to give to the other shall be given in writing by facsimile, certified mail, return receipt requested with appropriate postage prepaid, or by personal delivery to the address or facsimile transmission to the address set forth below for the respective party, provided that if any party gives notice of a change of name or address or facsimile number, notices to that party shall thereafter be given as demanded in that notice. All notices and demands so given shall be effective upon receipt by the party to whom notice or a demand is being given except that any notice given by certified mail shall be deemed delivered three (3) days after mailing provided proof of delivery can be shown to;

WEALTHPOINT EQUITY VENTURES, LLC

1560-1 Newbury Rd. #514
Newbury Park, CA 91324
818-428-1300 telephone
818-337-2018 fax

18.2. Amendments

This Agreement may only be amended in a writing executed by all Members of the Company.

18.3. Binding Effect

Except as may be otherwise prohibited by this Agreement, every covenant, term and provision of this Agreement shall be binding upon and inure to the benefit of the Members and their respective heirs, legatees, legal representatives, successors, transferee, and assigns.

18.4. Construction

Every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Member.

18.5. Time

Time is of the essence with respect to this Agreement.

18.6. Headings

Section and other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

18.7. Severability

Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such legality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

18.8. Incorporation by Reference

Every exhibit, schedule, and other appendix, attached to this Agreement and referred to herein is hereby incorporated in this Agreement by reference.

18.9. Additional Documents.

The Manager agrees to perform all further acts and execute, acknowledge, and deliver any documents that may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

18.10. California Law

The laws of the State of California shall govern the validity of this Agreement, the construction of its terms, and the interpretation of the rights and duties of the Members.

18.11. Counterpart Execution

This Agreement may be executed in any number of counterparts with the same effect as if all of the Members and the Manager had signed the same document. All the counterparts shall be construed together and shall constitute one agreement.

18.12. Merger

It is agreed that all prior understandings and agreements between the parties, written and oral, respecting this transaction are merged in this Agreement, which alone, fully and completely expressed their agreement, and that there are no agreements except as specifically set forth in this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement of Wealthpoint Equity Ventures, LLC, as of the date and year first above written.

____

Robert Kepe, CFO
Wealthpoint Equity Ventures, Inc.
Manager of Wealthpoint Equity Ventures, LLC

____

Desi Kepe, CEO
Wealthpoint Equity Ventures, Inc.
Manager of Wealthpoint Equity Ventures, LLC

EXHIBIT B
CERTIFICATE OF FORMATION

LLC-1

File # 201015210074



State of California
Secretary of State

ENDORSED - FILED
In the office of the Secretary of State
of the State of California

MAY 28 2010

LIMITED LIABILITY COMPANY ARTICLES OF ORGANIZATION

A $70.00 filing fee must accompany this form.

IMPORTANT – Read instructions before completing this form.

This Space For Filing Use Only

ENTITY NAME (End the name with the words "Limited Liability Company," or the abbreviations "LLC" or "L.L.C." The words "Limited" and "Company" may be abbreviated to "Ltd." and "Co.," respectively.)

1. NAME OF LIMITED LIABILITY COMPANY

Wealthpoint Equity Ventures Group LLC

PURPOSE (The following statement is required by statute and should not be altered.)

2. THE PURPOSE OF THE LIMITED LIABILITY COMPANY IS TO ENGAGE IN ANY LAWFUL ACT OR ACTIVITY FOR WHICH A LIMITED LIABILITY COMPANY MAY BE ORGANIZED UNDER THE BEVERLY-KILLEA LIMITED LIABILITY COMPANY ACT.

INITIAL AGENT FOR SERVICE OF PROCESS (If the agent is an individual, the agent must reside in California and both Items 3 and 4 must be completed. If the agent is a corporation, the agent must have on file with the California Secretary of State a certificate pursuant to Corporations Code section 1505 and Item 3 must be completed (leave Item 4 blank).

3. NAME OF INITIAL AGENT FOR SERVICE OF PROCESS

Legalzoom.com, Inc.

4. IF AN INDIVIDUAL, ADDRESS OF INITIAL AGENT FOR SERVICE OF PROCESS IN CALIFORNIA | CITY | STATE | ZIP CODE

STATE: CA

MANAGEMENT (Check only one)

5. THE LIMITED LIABILITY COMPANY WILL BE MANAGED BY:

- [x] ONE MANAGER
- [ ] MORE THAN ONE MANAGER
- [ ] ALL LIMITED LIABILITY COMPANY MEMBER(S)

ADDITIONAL INFORMATION

6. ADDITIONAL INFORMATION SET FORTH ON THE ATTACHED PAGES, IF ANY, IS INCORPORATED HEREIN BY THIS REFERENCE AND MADE A PART OF THIS CERTIFICATE.

EXECUTION

7. I DECLARE I AM THE PERSON WHO EXECUTED THIS INSTRUMENT, WHICH EXECUTION IS MY ACT AND DEED.

5/27/2010
DATE

SIGNATURE OF ORGANIZER


OFFICE OF THE
SECRETARY OF STATE

Karla Figueroa
TYPE OR PRINT NAME OF ORGANIZER

LLC-1 (REV 04/2007) APPROVED BY SECRETARY OF STATE

Exhibit B – Certificate of Formation

EXHIBIT C
SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT
Wealthpoint Equity Ventures Group, LLC
REGULATION A OFFERING
DATE OF OFFERING ___________________

INSTRUCTIONS FOR SUBSCRIPTION

1. Review and complete this Subscription Agreement and Offeree Questionnaire.(a separate copy is included for your convenience)
2. Please execute this Subscription Agreement and Subscriber Questionnaire and return an executed copy to WEALTHPOINT EQUITY VENTURES GROUP, LLC and return to:

Wealthpoint Equity Ventures Group, LLC
1560-1 Newbury Rd. #514
Newbury Park, CA 91324

3. Please make your check payable to: **WEALTHPOINT EQUITY VENTURES GROUP, LLC** , or deposit in the WEALTHPOINT EQUITY VENTURES GROUP, LLC escrow account (please contact WEALTHPOINT EQUITY VENTURES GROUP, LLC for bank information).
Payments should be sent to:

Wealthpoint Equity Ventures Group, LLC
1560-1 Newbury Rd. #514
Newbury Park, CA 91324

SUBSCRIPTION AGREEMENT

SECTION A
Subscription

Terms of Offering. Wealthpoint Equity Ventures Group, LLC is authorized to issue of FIVE HUNDRED (500) Units to new Members as described in the Regulation A Offering dated ______________. A total of Five Hundred (500) units may be sold with an allowable a minimum investment of $10,000. Wealthpoint Equity Ventures Group, LLC, however, reserves the right to accept subscriptions for fractional purchases in its sole discretion.

The undersigned hereby subscribes for Units as follows:

1. TOTAL SUBSCRIPTION:

Dollar Amount: $______________ ($10,000 minimum)

Number of Units: ______________(One Unit minimum)

Annualized Preferred Return shall be calculated as follows:

Investment Amount	Annual Distribution Rate
$10,000 - $24,999	7%
$25,000 - $49,999	8%
$50,000 and above	9%

2. SIGNATURE:

(For joint ownership **BOTH PARTIES** must sign and provide a social security number)

____________________________X__________________________/_______________
Investor Signature S.S.N. or Tax I.D.No. Date

____________________________X__________________________/_______________
Investor Signature S.S.N. or Tax I.D.No. Date

3. UNIT REGISTRATION:

(Please print name(s) in which your Units are to be registered)

____

____

4. RESIDENCE OR BUSINESS ADDRESS:

(Investors must complete residence address for registration purposes)

____

____

5. MAILING ADDRESS:

(If different from residence or business address)

____

____

( )________________________________ ( )______________________

Home Phone Business Phone

Please indicate whether investor is a resident of the United States:

Yes________ No _______

CHECK ONE:

Are you subject to back up withholding under the provision of Section 3406(a)(1)(c) of the Internal Revenue Code?

Yes________ No________

I HEREBY AGREE TO PURCHASE, SUBJECT TO ACCEPTANCE BY Wealthpoint Equity Ventures Group, LLC

No. of Units Price Per Unit Total Price

_______________X_______________________________=_________________________

CHECK ONE:

______ Individual Ownership ______Joint Tenants

______Corporate Ownership ______Tenants in Common

______Tenants by the Entirety ______Partnership Ownership

______Trust

FOR TRUSTS

____

Date Trust Established

____

Name of Trustee or other administrator

GENERAL INFORMATION

1. Name(s)____

2. Address____

3. Telephone____

4. Employer(s)____

5. Occupation ____

6. Send mail to:

Home Address   Office Address

7. If investment as joint tenants or tenants-in-common, indicate relationship, if any, between or among tenants:

____

____

COMPLETE FOR TENANTS-IN COMMON AND JOINT TENANTS ONLY IF THE INFORMATION DIFFERS FROM THAT GIVEN ABOVE.

8. Address ____

9. Telephone ____

10. Employer(s) ____

11. Business Address ____

12. Business Telephone ____

13. Occupation ____

I attest that the above is true and correct. I understand that upon subscribing, that due to restrictions on transferability on the Units, any changes in ownership or how distribution payment may be made will be difficult if at all even possible. I understand that unless by operation of the Operating Agreement or Offering of the Company, I will not be able to ask a refund of funds and this is a binding contract.

Signed:

____

Name:____________________________

EXHIBIT D
OPINION RE LEGALITY

Jillian Ivey Sidoti, Esq.
34721 Myrtle Court
Winchester, CA 92596
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269

July 7, 2010

WealthPoint Equity Ventures, Inc.
1560-1 Newbury Rd. #514
Newbury Park, CA 91324

Re: Offering Statement on Form 1-A of $5,000,000 in Units.

Ladies and Gentlemen:

We have acted as counsel to WealthPoint Equity Ventures, LLC., a California limited liability company (the "Company"), in connection with a Offering Statement on Form 1-A (the "Offering Statement") that the Company filed with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"). The Offering Statement relates to the offering and sale from time to time of up to $5,000,000 of the Company's Units (the "Units").

The Units are to be issued by the Company's Officers, as filed as an Exhibit to the Offering Statement (as supplemented, from time to time, the "Unit" or "Units").

In connection herewith, we have examined: (a) the Offering Statement, including the Note and the other exhibits thereto (collectively, the "Offering Documents"); (b) the Company's Certificate of Incorporation issued by the State of California's Secretary of State; and (c) the Company's bylaws.

We have also examined originals or copies, certified or otherwise identified to our satisfaction of such other corporate records, agreements and instruments of the Company, certificates of public officials and officers of the Company, and such other documents, records and instruments, and we have made such legal and factual inquiries, as we have deemed necessary or appropriate as a basis for us to render the opinions hereinafter expressed. In our examination of the Offering Documents and the foregoing, we have assumed the genuineness of all signatures, the legal competence and capacity of natural persons, the authenticity of documents submitted to us as originals and the conformity with authentic original documents of all documents submitted to us as copies. When relevant facts were not independently established, we have relied without independent investigation as to matters of fact upon statements of governmental officials and upon representations made in or pursuant to the Offering Documents and certificates and statements of appropriate representatives of the Company.

In connection herewith, we have assumed that, other than with respect to the Company, all of the Offering Documents referred to in this opinion letter have been duly authorized by, have been duly executed and delivered by, and constitute the valid, binding and enforceable obligations of, all of the parties to such Offering Documents, all of the signatories to such Offering Documents have been duly authorized, and all such parties are duly organized and validly existing and have the power and authority (corporate or other) to execute, deliver and perform such Offering Documents.

Based on the foregoing and in reliance thereon, and subject to the assumptions, comments, qualifications, limitations, and exceptions set forth herein, we are of the opinion that, when the Offering Statement, as it may be amended, has become effective under the Securities Act (the "Qualification Date" or "Effective Date") and any applicable state securities or Blue Sky laws have been complied with, the Units to be issued pursuant to the Offering Documents will be duly authorized for issuance, and upon the issuance and delivery of the Units and the receipt by the Company of all consideration therefor in accordance with the terms of the Offering Documents, the Units will be legal, valid and binding obligations of the Company in accordance with their terms and will be entitled to the benefits of the Units.

In addition to the assumptions, comments, qualifications, limitations and exceptions set forth above, the opinions set forth herein are further limited by, subject to and based upon the following assumptions, comments, qualifications, limitations and exceptions:

(A) Wherever this opinion letter refers to matters "known to us," or "to our knowledge," or words of similar import, such reference means that, during the course of our representation of the Company with respect to the Offering Statement, we have requested information of the Company concerning the matter referred to and no information has come to the attention of (either as a result of such request for information or otherwise) the attorneys of our Firm currently devoting substantive attention or a material amount of time thereto, which has given us actual knowledge of the existence (or absence) of facts to the contrary. Except as otherwise stated herein, we have undertaken no independent investigation or verification of such matters, and no inference should be drawn to the contrary from the fact of our representation of the Company.

(B) Our opinions herein reflect only the application of applicable laws of the State of California and the Federal laws of the United States of America. We express no opinion as to the laws of any other jurisdiction. The opinions set forth herein are made as of the date hereof and are subject to, and may be limited by, future changes in factual matters, and we undertake no duty to advise you of the same. The opinions expressed herein are based upon the law in effect (and published or otherwise generally available) on the date hereof, and we assume no obligation to revise or supplement these opinions should such law be changed by legislative action, judicial decision or otherwise. In rendering our opinions, we have not considered, and hereby disclaim any opinion as to, the application or impact of any laws, cases, decisions, rules or regulations of any other jurisdiction, court or administrative agency.

(C) Our opinions contained herein may be limited by (i) applicable bankruptcy, insolvency, reorganization, receivership, moratorium or similar laws affecting or relating to the rights and remedies of creditors generally including, without limitation, laws relating to fraudulent transfers or conveyances, preferences and equitable subordination, (ii) general principles of equity (regardless of whether considered in a proceeding in equity or at law), and (iii) an implied covenant of good faith and fair dealing.

We do not render any opinions except as set forth above. This opinion letter is being delivered by us solely for your benefit in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act. By your acceptance of this opinion letter, you agree that it may not be relied upon, circulated, quoted or otherwise referred to by any other person or for any other purpose without our prior written consent in each instance.

We hereby consent to the filing of this opinion as an Exhibit to the Offering Statement and to the reference to us under the caption "Legal Matters" in the prospectus contained in the Offering Statement. In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Sincerely,

/s/ Jillian Ivey Sidoti
Attorney at Law

EXHIBIT E
SALES MATERIAL

NOT YET DEVELOPED. WE WILL AMEND THIS OFFERING ACCORDINGLY WITH NEW ADVERTISING MATERIALS AS THEY ARE DEVELOPED

EXHIBIT F
EIN CONFIRMATION

IRS DEPARTMENT OF THE TREASURY
INTERNAL REVENUE SERVICE
CINCINNATI OH 45999-0023

Date of this notice: 07-07-2010

Employer Identification Number:
27-2990302

Form: SS-4

Number of this notice: CP 575 G

WEALTHPOINT EQUITY VENTURES GROUP
% WEALTHPOINT EQUITY VENTURES GROUP
1560 1 NEWBURY ROAD 514
NEWBURY PARK, CA 91320

For assistance you may call us at:
1-800-829-4933

IF YOU WRITE, ATTACH THE
STUB AT THE END OF THIS NOTICE.

WE ASSIGNED YOU AN EMPLOYER IDENTIFICATION NUMBER

Thank you for applying for an Employer Identification Number (EIN). We assigned you EIN 27-2990302. This EIN will identify you, your business accounts, tax returns, and documents, even if you have no employees. Please keep this notice in your permanent records.

When filing tax documents, payments, and related correspondence, it is very important that you use your EIN and complete name and address exactly as shown above. Any variation may cause a delay in processing, result in incorrect information in your account, or even cause you to be assigned more than one EIN. If the information is not correct as shown above, please make the correction using the attached tear off stub and return it to us.

A limited liability company (LLC) may file Form 8832, *Entity Classification Election*, and elect to be classified as an association taxable as a corporation. If the LLC is eligible to be treated as a corporation that meets certain tests and it will be electing S corporation status, it must timely file Form 2553, *Election by a Small Business Corporation*. The LLC will be treated as a corporation as of the effective date of the S corporation election and does not need to file Form 8832.

To obtain tax forms and publications, including those referenced in this notice, visit our Web site at www.irs.gov. If you do not have access to the Internet, call 1-800-829-3676 (TTY/TDD 1-800-829-4059) or visit your local IRS office.

IMPORTANT REMINDERS:

* Keep a copy of this notice in your permanent records. **This notice is issued only one time and the IRS will not be able to generate a duplicate copy for you.**

* Use this EIN and your name exactly as they appear at the top of this notice on all your federal tax forms.

* Refer to this EIN on your tax-related correspondence and documents.

If you have questions about your EIN, you can call us at the phone number or write to us at the address shown at the top of this notice. If you write, please tear off the stub at the bottom of this notice and send it along with your letter. If you do not need to write us, do not complete and return the stub. Thank you for your cooperation.

(IRS USE ONLY) 575G 07-07-2010 WEAL O 9999999999 SS-4

Keep this part for your records. CP 575 G (Rev. 7-2007)

Return this part with any correspondence
so we may identify your account. Please
correct any errors in your name or address.

CP 575 G

9999999999

Your Telephone Number ( ) -

Best Time to Call

DATE OF THIS NOTICE: 07-07-2010
EMPLOYER IDENTIFICATION NUMBER: 27-2990302
FORM: SS-4 NOBOD

INTERNAL REVENUE SERVICE
CINCINNATI OH 45999-0023

WEALTHPOINT EQUITY VENTURES GROUP
% WEALTHPOINT EQUITY VENTURES GROUP
1560 1 NEWBURY ROAD 514
NEWBURY PARK, CA 91320